UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

Commission File Number: 001-37821

LINE Corporation

(Translation of registrant’s name into English)

JR Shinjuku Miraina Tower, 23rd Floor

4-1-6 Shinjuku

Shinjuku-ku, Tokyo, 160-0022, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

August 7, 2020	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

LINE Corporation Announces Consolidated Financial Results for the

Six Months Ended June 30, 2020

TOKYO—LINE Corporation (NYSE:LN) (TOKYO: 3938) announces its consolidated financial results for the six months ended June 30, 2020.

This is an English translation of the original Japanese-language document. Should there be any inconsistency between the translation and the original Japanese text, the latter shall prevail. All references to the “Company,” “we,” “us,” or “our” shall mean LINE Corporation and, unless the context otherwise requires, its consolidated subsidiaries.

Cautionary statement with respect to forward-looking statements, and other information

This document contains forward-looking statements with respect to the current plans, estimates, strategies and beliefs of the Company. Forward-looking statements include, but are not limited to, those statements using words such as “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project,” “aim,” “plan,” “likely to,” “target,” “contemplate,” “predict,” “potential” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions generally intended to identify forward-looking statements. These forward-looking statements are based on information currently available to the Company, speak only as of the date hereof and are based on the Company’s current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond the Company’s control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in the document. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented and the Company does not intend to update any of these forward-looking statements. Risks and uncertainties that might affect the Company include, but are not limited to:

i.

whether the planned offer (the “Planned Offer”) by NAVER Corporation (directly or indirectly through a wholly-owned subsidiary (“NAVER Purchaser”)) and SoftBank Corp. for all of the Company’s outstanding shares of its common stock and all of the Company’s American Depositary Shares (“ADSs”), each representing one share of its common stock, exclusive of shares and ADSs held by NAVER Corporation, all of the outstanding stock acquisition rights issued by the Company for shares of its common stock, and all of the Company’s zero coupon convertible bonds due 2023 (the “Convertible Bonds due 2023”) and all of the Company’s zero coupon convertible bonds due 2025 (together with the Convertible Bonds due 2023, the “Convertible Bonds”), issued on September 20, 2018, that may under certain conditions be converted into shares of the Company’s common stock, exclusive of Convertible Bonds held by NAVER Corporation, will close;

ii.

the possibility that, prior to the completion of the planned integration of Z Holdings Corporation and us (the “Planned Transaction”), our business and our relationships with employees, collaborators, vendors and other business partners may experience significant disruption due to transaction-related uncertainty;

iii.	shareholder litigation in connection with the Planned Offer or the Planned Transaction potentially resulting in significant costs of defense, indemnification and liability;

iv.	its ability to attract and retain users and increase the level of engagement of its users;

v.	whether the conditions for the Planned Transaction will be satisfied or waived;

vi.	its ability to improve user monetization;

vii.	its ability to successfully enter new markets and manage its business expansion;

viii.	its ability to compete in the global social network services market;

ix.	its ability to develop or acquire new products and services, improve its existing products and services and increase the value of its products and services in a timely and cost-effective manner;

x.	its ability to maintain good relationships with platform partners and attract new platform partners;

xi.	its ability to attract advertisers to the LINE platform and increase the amount that advertisers spend with LINE;

xii.	its expectations regarding its user growth rate and the usage of its mobile applications;

xiii.	its ability to increase revenues and its revenue growth rate;

xiv.	its ability to timely and effectively scale and adapt its existing technology and network infrastructure;

xv.	its ability to successfully acquire and integrate companies and assets;

xvi.	its future business development, results of operations and financial condition;

xvii.	the regulatory environment in which it operates;

xviii.	fluctuations in currency exchange rates and changes in the proportion of its revenues and expenses denominated in foreign currencies; and

xix.	changes in business or macroeconomic conditions.

LINE Corporation

A. Corporate information

I. Corporate overview

1. Selected consolidated financial data

Term		20th term Six months ended June 30, 2019		21st term Six months ended June 30, 2020		20th term
Accounting period		From January 1, 2019 to June 30, 2019		From January 1, 2020 to June 30, 2020		From January 1, 2019 to December 31, 2019
Revenues [Second quarter]	(Millions of yen)	110,760 [55,437	]	117,346 [58,378	]	227,485
Loss before tax from continuing operations	(Millions of yen)	(28,490)		(23,608)		(51,616)
Loss for the period	(Millions of yen)	(28,029)		(24,522)		(51,416)
Loss for the period attributable to the shareholders of the Company [Second quarter]	(Millions of yen)	(26,619 [(16,305	) )]	(20,163 [(11,880	) )]	(46,888)
Total comprehensive loss for the period, net of tax	(Millions of yen)	(31,086)		(24,266)		(50,634)
Equity attributable to the shareholders of the Company	(Millions of yen)	171,708		142,420		158,133
Total assets	(Millions of yen)	541,618		556,695		541,352
Basic loss for the period per share attributable to the shareholders of the Company [Second quarter]	(Yen)	(111.44 [(68.19	) )]	(83.99 [(49.42	) )]	(196.07)
Diluted loss for the period per share attributable to the shareholders of the Company	(Yen)	(111.44)		(83.99)		(196.07)
Ratio of equity attributable to the shareholders of the Company to total assets	(%)	31.7		25.6		29.2
Net cash used in operating activities	(Millions of yen)	(1,689)		(11,260)		(3,105)
Net cash used in investing activities	(Millions of yen)	(39,121)		(36,842)		(43,133)
Net cash provided by financing activities	(Millions of yen)	11,417		9,840		6,112
Cash and cash equivalents at the end of the period	(Millions of yen)	226,038		178,916		217,345

Notes:	1.Trendsin these selected financial data for the Company on a stand-alone basis are not separately discussed as we prepare quarterly consolidated financial statements.

2. Revenues do not include consumption taxes.

3. The above financial data were prepared based on the unaudited interim condensed consolidated financial statements and the consolidated financial statements prepared in accordance with International Financial Reporting Standards “IFRS”.

2. Business description

During the six months ended June 30, 2020, there were no material changes in the business of the Group (the Company or the principal subsidiaries and affiliates of the Company). There were no changes in principal subsidiaries and affiliates of the Company.

II. Business

1. Risk factors

For the six months ended June 30, 2020, additional matters regarding the risk factors related to our business disclosed in the previous fiscal year’s annual securities report (the “2019 Annual Securities Report”) are as underlined below.

Note that any forward-looking statements herein are based on judgments of the Group as of this quarterly securities report (this “Quarterly Securities Report”) as of the end of June 30, 2020. Also, the item numbers below correspond to the item numbers of “A. Corporate information, II. Business, 2. Risk factors” in the 2019 Annual Securities Report.

(3)	Risks Related to Economic Conditions

Global economic conditions have deteriorated in recent years, with global financial and capital markets experiencing substantial volatility and disruption. Such developments have been caused by, and continue to be exacerbated by, among other things, the slowdown of economic growth in China and other major emerging market economies, adverse economic and political conditions in Europe and Latin America, continuing geopolitical and social inability in North Korea and various parts of the Middle East, and uncertainty surrounding the impact of Brexit, as well as deterioration in economic trade relations between the United States and its major trading partners, including China. The overall prospects for the global economy in which we operate in 2020 and beyond remain uncertain, with the level of uncertainty increasing further due to the COVID-19 pandemic. Further deterioration of global economic conditions may have further adverse effects on the Group’s operations, financial condition, operating results, and stock prices.

At this time, it is difficult to forecast accurately the potential impact that the continued spread of COVID-19 will have on the Group’s operations. However, revenues related to the LINE Friends business have decreased due to a slowdown in manufacturing operations, a decrease in consumer spending and temporary closure of our offline stores as a result of the request by the authorities to refrain from going out unless doing so is essential and urgent. In response to the decrease in revenues of LINE Friends, the Group reviewed the business model of LINE Friends during the three months period ended June 30, 2020 and decided to shift from the previous business model, with sales of merchandise from offline stores as the main distribution channel to a model with online store sales and license revenue as the main distribution channel. With this business model change, the Group also reassessed LINE Friend’s business plan, and in the wake of that, the Group recognized an impairment loss for the three months ended June 30, 2020. Please refer to IV Accounting: Note 19 Impairment for more details. The business activities and revenues of LINE Friends may continue to be affected depending on the status of the spread of COVID-19. The Group keeps paying close attention to the subsequent trend in order to minimize the impact to our business.

For readers of this English translation: There have been no material changes to the information presented in the Risk Factors section of the Company’s Annual Report on Form 20-F (File No. 001-37821) filed with the Securities and Exchange Commission (the “SEC”) on March 27, 2020 (the “2019 Form 20-F”).

2. Analysis of financial position, operating results and cash flow position by management

The analysis of financial position, operating results and cash flow position of the Group by management is as follows:

(1) Financial position and operating results

Consolidated financial results of the Group are calculated based on IFRS.

Results of operations

	Six months ended June 30, 2019	Six months ended June 30, 2020
Revenues	110,760	117,346
Loss from operating activities	(21,816)	(13,950)
Loss before tax for the period from continuing operations	(28,490)	(23,608)
Loss for the period	(28,029)	(24,522)
Loss for the period attributable to the shareholders of the Company	(26,619)	(20,163)

Revenues in the first six months ended June 30, 2020 were 117,346 million yen, an increase of 5.9% year on year. The major factor for the increase in revenues was an increase of sales revenues related to advertising services.

Loss from operating activities in the first six months ended June 30, 2020 was 13,950 million yen, compared to a loss of 21,816 million yen in the same period of the previous year.

The main factors contributing to the decrease in the operating loss were the aforementioned increase in the revenues and a decrease in the operating expenses by 907 million yen. The main factors driving operating expenses were the following.

Payment processing and licensing expenses

Payment processing and licensing expenses increased by 3,281 million yen year on year, mainly due to an increase in license fees for video distribution services.

Sales commission expenses

Sales commission expenses decreased by 3,816 million yen year on year, mainly due to a decrease in sales commission expenses related to job advertisements.

Employee compensation expenses

Employee compensation expenses increased by 4,236 million yen year on year, mainly due to an increase in the number of employees and the granting of stock options.

Marketing expenses

Marketing expenses decreased by 9,477 million yen year on year, mainly due to a decrease in promotion expenses related to Fintech.

Outsourcing and other service expenses

Outsourcing and other service expenses increased by 2,855 million yen year on year, mainly due to an increase in outsourced development cost related to Fintech.

Depreciation and amortization expenses

Depreciation and amortization expenses increased by 2,539 million yen year on year, mainly due to the purchase of servers and an increase in office space.

Other operating expenses

While we recorded an impairment loss of the right-of-use assets related to LINE Friends, other operating expenses decreased by 828 million yen year on year, mainly due to a decrease in expenses related to LINE Points and a decrease in the cost of goods in connection with the revenue decrease related to LINE Friends.

Loss before tax for the period from continuing operations in the first six months ended June 30, 2020 was 23,608 million yen, compared to a loss of 28,490 million yen in the same period of the previous year.

The decrease in loss before tax from continuing operations was due to the aforementioned decrease in operating loss while other non-operating expenses increased by 2,778 million yen year on year due to losses on valuations of financial instruments.

Loss for the period in the six months ended June 30, 2020 was 24,522 million yen, compared to a loss of 28,029 million yen in the same period of the previous year.

The decrease in loss for the period year on year was mainly due to the decrease in loss before tax for the period from continuing operations mentioned above.

As a result of the above, the loss for the period attributable to the shareholders of the Company in the six months ended June 30, 2020 was 20,163 million yen, compared to a loss of 26,619 million yen in the same period of the previous year.

Profit and loss by segment

The Group has two reportable segments: the Core business and the Strategic business. The Group’s profit and loss by segment are as follows:

Core business

Revenues from the Core business segment for the six months ended June 30, 2020 were 102,380 million yen, an increase of 6.3% year on year, and profit from operating activities in this segment was 22,082 million yen, an increase of 31.0% year on year.

The increases in revenues and profit in the Core business segment were driven by an increase in advertising sales due to strong display advertising sales.

Strategic business

Revenues from the Strategic business segment for the six months ended June 30, 2020 was 14,966 million yen, an increase of 3.9% year on year, and the loss from operating activities in this segment was 34,716 million yen, whereas it was 38,483 million yen in the same period in the previous year.

The increase in revenues from the Strategic business was primarily due to an increase in revenues related to Fintech and E-commerce, despite a decrease in revenues related to LINE Friends. The decrease in operating loss from the Strategic business was primarily due to a decrease in marketing expenses related to Fintech, despite recording an impairment loss of right-of-use assets related to LINE Friends.

For more details of profit and loss by segment, see Note 4 of the Notes to Interim Condensed Consolidated Financial Statements – Unaudited.

Total assets as of June 30, 2020 were 556,695 million yen, an increase of 15,343 million yen from December 31, 2019, mainly because of investments in associates and joint ventures.

Total liabilities as of June 30, 2020 were 392,101 million yen, an increase of 25,412 million yen from December 31, 2019, mainly due to an increase in contract liabilities as well as an increase in other financial liabilities resulting from an increase in deposits received.

The amount of total shareholders’ equity as of June 30, 2020 was 164,594 million yen, a decrease of 10,069 million yen from December 31, 2019, mainly due to the recording of a loss for the period.

(2) Cash flow position

The balance of cash and cash equivalents (hereinafter, “cash”) as of June 30, 2020 decreased by 38,429 million yen from the end of the previous fiscal year to 178,916 million yen.

The respective cash flow positions are as follows:

Cash flows from operating activities

Net cash used in operating activities was 11,260 million yen in the first six months ended June 30, 2020, which increased by 9,571 million yen compared with those in the first six months ended June 30, 2019. The increase in cash outflows for the first six months ended June 30, 2020 was primarily due to increases in trade and other receivables as well as other current assets.

Cash flows from investing activities

Net cash used in investing activities was 36,842 million yen in the first six months ended June 30, 2020, which decreased by 2,279 million yen compared with those in the first six months ended June 30, 2019. The decrease in cash outflows for the first six months ended June 30, 2020 was primarily due to increases in proceeds from sales of equity investments and proceeds from the redemption or sales of debt instruments despite an increase in cash outflow for investments in associates and joint ventures.

Cash flows from financing activities

Net cash provided by financing activities was 9,840 million yen in the first six months ended June 30, 2020, which decreased by 1,577 million yen compared with those in the first six months ended June 30, 2019. The decrease in cash inflows for the first six months ended June 30, 2020 was primarily due to a decrease in capital contribution from non-controlling interests.

(3) Operational and financial issues to be addressed

During the six months ended June 30, 2020, there were no material changes in operational and financial issues to be addressed by the Group.

(4) Research and development activities

The Group conducted research and development in areas including Fintech and AI. Research and development expenses in the first six months ended June 30, 2020 were 14,631 million yen.

3. Material contracts

No important operational contracts, etc. were decided or entered into during the three months ended June 30, 2020.

For readers of this English translation: With respect to material contracts, there have been no material changes to the information presented in the 2019 Form 20-F.

III. Company information

1. Share information

(1) Total number of shares

a.	Total number of shares authorized

Class	Total number of shares authorized (Shares)
Common stock	690,000,000
Total	690,000,000

b.	Number of shares issued

Class	Number of shares issued as of end of period (Shares; as of June 30, 2020)	Number of shares issued as of filing date (Shares; as of August 7, 2020)	Name of securities exchange where the shares are traded or the name of authorized financial instruments firms association where the shares are registered	Details
Common stock	241,544,142	241,626,142	Tokyo Stock Exchange (First Section) and New York Stock Exchange	100 shares constitute one “unit” of common stock. There are shares with full voting rights, which are not restricted by any significant limitations in terms of shareholders’ rights.
Total	241,544,142	241,626,142	—	—

Note:	“Number of shares issued as of filing date” does not include the number of shares issued upon the exercise of stock acquisition rights during the period from August 1, 2020 until the filing date of this report.

(2) Stock acquisition rights

a. Stock option plan

Stock acquisition rights issued during the second quarter period are as follows:

25th series of stock acquisition rights
Date of resolution	April 28, 2020
Title and number of grantees	2,396 of the Company’s employees, including executive officers and 3,415 of the employees of the Company’s subsidiaries
Number of stock acquisition rights (Units)*	48,226 (Note 1)
Class of shares to be issued upon exercise of stock acquisition rights*	Common stock
Number of shares to be issued upon exercise of stock acquisition rights (Shares)*	4,822,600 (Note 2)
Exercise price of each stock acquisition right (Yen)*	3,500 (Note 3)
Exercise period for stock acquisition rights*	From July 29, 2022 to July 8, 2029
Per share issue price and amount incorporated into capital per share upon exercise of stock acquisition rights (Yen) (Note 4)*	Issue price: 6,214 Amount incorporated into capital: 3,107
Conditions for exercise of stock acquisition rights*	(Notes 5 and 7)
Matters relating to transfer of stock acquisition rights*	Transfer of the stock acquisition rights shall be subject to the approval of the Company’s Board of Directors.
Matters relating to granting of stock acquisition rights in association with reorganization*	(Note 6)

*	The information at the date of issuance of the stock acquisition rights (April 28, 2020) are presented in the table above.

Notes:	1. The number of shares to be issued upon exercise of one stock acquisition right shall be 100 shares.

2. The Number of Granted Shares shall be adjusted by the following formula if the Company splits (including allotment of shares of common stock of the Company without contribution; the same shall apply to any reference to a share split hereinafter) or consolidates shares of its common stock, and fractions less than one (1) share arising as a result of such adjustment shall be rounded off.

Number of Granted Shares after adjustment	=	Number of Granted Shares before adjustment	×	Share split or share consolidation ratio

   Number of Granted Shares after adjustment shall be applied, in the case of a share split, on and after the day immediately following the record date for the share split (if no record date is prescribed, the effective date of such share split); and in the case of a share consolidation, on and after the effective date thereof; however, if a share split is subject to the condition that a proposal to increase the stated capital or reserves by decreasing the amount of surplus is approved at the Company’s shareholders meeting, and the record date for the share split is prescribed to be the date prior to the date of conclusion of such shareholders meeting, the Number of Granted Shares after adjustment shall be applied on and after the date immediately following the date of conclusion of such shareholders meeting.

3. If the Company takes any of the actions listed in items 1) to 3) below with respect to the shares of common stock of the Company after the Allotment Date, the Company shall adjust the Exercise Price by using the corresponding formula (the “Exercise Price Adjustment Formula”) set forth below. Any fraction less than one (1) yen resulting from the adjustment shall be rounded up to the nearest whole number:

1) Split or consolidation of shares

Exercise Price after adjustment	=	Exercise Price before adjustment	×	1
Share split or share consolidation ratio

    The Exercise Price after adjustment shall be applied, in the case of a share split, on and after the day immediately following the record date for the share split (if no record date is prescribed, the effective date of such share split) and, in the case of a share consolidation, on and after the effective date thereof; however, if a share split is subject to the condition that a proposal to increase the stated capital or reserves by decreasing the amount of surplus is approved at the Company’s shareholders meeting, and the record date for the share split is prescribed to be the date prior to the date of conclusion of such shareholders meeting, the Exercise Price after adjustment shall be applied on and after the date immediately following the date of conclusion of such shareholders meeting.

2)  Issuance of new shares or disposition of treasury shares at a price lower than the market price for shares of common stock of the Company (excluding issuance or disposal upon exercise of the stock options)

				Number of issued shares	+	Number of new shares to be issued	×	Amount to be paid-in per share
Market price per share
Exercise Price after adjustment	=	Exercise Price before adjustment	×	Number of issued shares + Number of new shares to be issued

3)  In addition, if it is appropriate to adjust the Exercise Price after the Allotment Date because of a merger of the Company with another company or for other reasons, the Company shall adjust the Exercise Price as necessary to a reasonable extent.

4. Per share issue price upon exercise of stock acquisition rights is the sum of 3,500 yen, which is the exercise price of each stock acquisition right and 2,714 yen, which is the fair value of each stock acquisition right when the stock acquisition right was granted.

5. Conditions on exercise of stock acquisition rights
1) When a stock acquisition right holder passes away, his/her heirs may not exercise the stock acquisition rights unless the Board of Directors of the Company determines otherwise.

2)  Stock acquisition right holders must hold the position of either director, corporate auditor, officer, executive officer, or employee of the Company or the Company’s affiliated companies (meaning associated companies as defined in the Ordinance on Terminology, Forms, and Preparation Methods of Financial Statements, Etc.; hereinafter the same) at the time that the stock acquisition rights are exercised; however, this does not apply in cases when a stock acquisition rights holder has retired from the position of director, corporate auditor, or officer of the Company or the Company’s affiliated companies due to the expiry of his/her term of office, or when a justifiable reason is acknowledged at a meeting of the Board of Directors.

3) Each stock acquisition rights cannot be partially exercised.

6. In the event of a merger (limited to a merger by which the Company is absorbed), an absorption-type corporate split or incorporation-type corporate split (in either case, limited to a corporate split by which the Company becomes a splitting company), or a share exchange or share transfer (in either case, limited to a transaction by which the Company becomes a wholly-owned subsidiary) (hereinafter collectively referred to as a “Reorganization”) with regard to the Company, the Company shall deliver to the stock acquisition right holders holding the stock acquisition rights (the “Outstanding Stock Acquisition Rights”) outstanding immediately prior to the effective date of such Reorganization (hereinafter meaning, in the case of an absorption-type merger, the date on which such absorption-type merger becomes effective; in the case of an incorporation-type merger, the date of incorporation of the company to be incorporated by such merger; in the case of an absorption-type corporate split, the date on which such absorption-type split becomes effective; in the case of an incorporation-type split, the date of incorporation of the company to be incorporated by such split; in the case of a share exchange, the date on which such share exchange becomes effective; and in the case of a share transfer, the date of incorporation of the wholly-owning parent company to be incorporated by such share transfer) the stock acquisition rights of the company (the “Reorganized Company”) listed in Article 236, paragraph 1, item (8)(a) through (e) of the Companies Act. In such case, the Outstanding Stock Acquisition Rights shall be extinguished and the Reorganized Company shall issue new stock acquisition rights on the condition that the relevant absorption-type merger agreement, incorporation-type merger agreement, absorption-type corporate split agreement, incorporation-type corporate split plan, share exchange agreement or share transfer plan provides that stock acquisition rights of the Reorganized Company will be delivered as follows:

1) Number of stock acquisition rights of the Reorganized Company to be delivered
The number of stock acquisition rights equal to the number of Outstanding Stock Acquisition Rights held by each stock acquisition rights holder shall be delivered.
2) Class of shares of the Reorganized Company covered by stock acquisition rights
Shares of common stock of the Reorganized Company shall be covered.
3) Number of shares of the Reorganized Company covered by stock acquisition rights

     The number shall be determined in accordance with “number of shares to be issued upon exercise of stock acquisition rights” above, taking into consideration of various factors such as the conditions of the Reorganization.

4) Value of property to be contributed upon exercise of the stock acquisition rights

    The value of property to be contributed upon the exercise of each stock acquisition right to be delivered shall be the amount obtained by multiplying (a) the exercise price after the Reorganization to be obtained by adjusting the exercise price set forth in the “Exercise price of each stock acquisition rights” above after taking into consideration of various factors such as the conditions of the Reorganization by (b) the number of shares of the Reorganized Company covered by the stock acquisition rights, which is determined pursuant to item 3) above.

5) Exercise period for stock acquisition rights

    The exercise period shall commence on the commencement date of the exercise period of the stock acquisition rights set forth in “Exercise period for stock acquisition rights” above, or the effective date of the Reorganization, whichever comes later, and end on the expiration date of the exercise period of the stock acquisition rights set forth in “Exercise period for stock acquisition rights” above.

6) Matters regarding increase of stated capital and capital reserve in issuance of shares upon exercise of the stock acquisition rights
To be determined in accordance with the “Per share issue price and amount incorporated into capital per share upon exercise of stock acquisition rights” above.
7) Restrictions on acquisition of stock acquisition rights by transfer
Any acquisition of stock acquisition rights by transfer shall be subject to the approval by resolution of the Board of Directors of the Reorganized Company.
8) Other conditions on exercise of stock acquisition rights
To be determined in accordance with the “Conditions on exercise of stock acquisition rights” above.
9) Conditions on acquisition of stock acquisition rights
To be determined in accordance with the “Grounds on which the Company may acquire stock acquisition rights and conditions related to such acquisition” below.
7. Grounds on which the Company may acquire stock acquisition rights and conditions related to such acquisition

    The Company may acquire the stock acquisition rights on a date separately prescribed by the Board of Directors of the Company (or an executive officer who has been delegated in accordance with Article 416, paragraph 4 of the Companies Act) without any consideration if any of the proposals listed in items 1), 2), 3), 4) and 5) below is approved at a shareholders meeting of the Company (if no resolution at a shareholders meeting is required, when a resolution of the Company’s Board of Directors or a decision of the executive officer who has been delegated in accordance with Article 416, paragraph 4 of the Companies Act has been passed or made):

1) a proposal for approval of a merger agreement pursuant to which the Company will become an absorbed company;
2) a proposal for approval of a corporate split agreement or a corporate split plan pursuant to which the Company will become a splitting company;
3) a proposal for approval of a share exchange agreement or a share transfer plan pursuant to which the Company will become a wholly-owned subsidiary;

4)  a proposal for approval of an amendment to the Articles of Incorporation of the Company to provide that the acquisition by transfer of all classes of shares issued by the Company is subject to the approval of the Company; or

5)  a proposal for approval of an amendment to the Articles of Incorporation of the Company to provide that the acquisition by transfer of the shares covered by the stock acquisition rights is subject to the approval of the Company, or that all of the shares of such class may be acquired by the Company by a resolution of a shareholders meeting of the Company.

b.	Other stock acquisition rights

Not applicable.

(3) Exercises of bonds with stock acquisition rights with exercise price amendment clause

Not applicable.

(4) Total number of shares issued, share capital, etc.

Date	Change in the number of shares issued (Shares)	Balance of shares issued (Shares)	Change in share capital (Millions of yen)	Balance of share capital (Millions of yen)	Change in legal capital reserve (Millions of yen)	Balance of legal capital reserve (Millions of yen)
From April 1, 2020 to June 30, 2020 (Note 2)	Common stock 180,500	Common stock 241,544,142	252	97,284	252	87,349

Notes:	1. Amounts expressed in millions of yen are rounded down to the nearest million.

2. Increase in total number of shares issued as a result of the exercise of stock acquisition rights.

3. Total number of shares issued increased by 82,000 shares, and share capital and legal capital reserve each increased by 93 million yen upon the exercise of stock acquisition rights during the period from July 1, 2020 to July 31, 2020.

(5) Principal shareholders

(As of June 30, 2020)

Shareholder name	Address	Number of shares held (Shares)	Percentage of shares held to total shares issued (excluding treasury shares) (%)
NAVER CORPORATION (Standing proxy: LINE Corporation, Investment Development/ IR Office)	NAVER GREEN FACTORY, 6, BULJEONG-RO, BUNDANG-GU, SEONGNAM-SI, GYEONGGI-DO, 13561, KOREA (4-1-6 Shinjuku, Shinjuku-ku, Tokyo)	174,992,000	72.44
UBS AG LONDON A/C IPB SEGREGATED CLIENT ACCOUNT (Standing proxy: Citibank, N.A., Tokyo Branch)	BAHNHOFSTRASSE 45, 8001 ZURICH, SWITZERLAND (6-27-30 Shinjuku, Shinjuku-ku, Tokyo)	6,753,795	2.79
Jungho Shin	Seoul Special Metropolitan City, Korea	4,760,500	1.97
Haejin Lee	Seoul Special Metropolitan City, Korea	4,594,000	1.90
MSIP CLIENT SECURITIES (Standing proxy: Morgan Stanley MUFG Securities Co., Ltd.)	25 CABOT SQUARE, CANARY WHARF, LONDON E14 4QA, U.K. (1-9-7 Otemachi, Chiyoda-ku, Tokyo)	3,188,820	1.32
The Master Trust Bank of Japan, Ltd. (Trust Account)	2-11-3 Hamamatsucho, Minato-ku, Tokyo	3,111,000	1.28
J. P. MORGAN BANK LUXEMBOURG S.A. 1300000 (Standing proxy: Mizuho Bank, Ltd., Settlement & Clearing Services Department)	EUROPEAN BANK AND BUSINESS CENTER 6, ROUTE DE TREVES, L-2633 SENNINGERBERG, LUXEMBOURG (2-15-1 Konan, Minato-ku, Tokyo)	2,899,723	1.20
MLI FOR CLIENT GENERAL OMNI NON COLLATERAL NON TREATY-PB (Standing proxy: Merrill Lynch Japan Securities Co., Ltd.)	MERRILL LYNCH FINANCIAL CENTRE, 2 KING EDWARD STREET, LONDON EC1A 1HQ U.K. (1-4-1 Nihonbashi, Chuo-ku, Tokyo)	2,769,900	1.14
MOXLEY & CO LLC (Standing proxy: Mizuho Bank, Ltd., Settlement & Clearing Services Department)	270 PARK AVE., NEW YORK, NY 10017 U.S.A. (2-15-1 Konan, Minato-ku, Tokyo)	2,355,197	0.97
BNY GCM CLIENT ACCOUNT JPRD AC ISG (FE-AC) (Standing proxy: MUFG Bank, Ltd.)	PETERBOROUGH COURT 133 FLEET STREET LONDON EC4A 2BB U.K. (2-7-1 Marunouchi, Chiyoda-ku, Tokyo)	1,499,742	0.62
Total	—	206,924,677	85.66

Notes:	1. “Percentage of shares held (%)” has been rounded down to units of one hundredth of a percent.
2. The number of shares of the Company’s stock held by NAVER Corporation includes 6,000,000 shares lent by NAVER pursuant to a stock loan agreement with Morgan Stanley MUFG Securities Co., Ltd.

3. The holding ratio was calculated including shares of the Company’s stock held by Trust & Custody Services Bank, Ltd. (Trust E), which manages trust assets under the Company’s Employee Stock Ownership Plan (J-ESOP). The said shares are recorded as treasury shares in the interim condensed consolidated financial statements.

(6) Voting rights

a.	Shares issued

(As of June 30, 2020)
Classification	Number of shares (Shares)	Number of voting rights (Units)	Details
Shares without voting rights	—	—	—
Shares with restricted voting rights (treasury shares, etc.)	—	—	—
Shares with restricted voting rights (others)	—	—	—
Shares with full voting rights (treasury shares, etc.)	Common stock 7,000	—	—
Shares with full voting rights (others)	Common stock 241,409,800	2,414,098	100 shares constitute one “unit” of common stock. Common stock is not restricted by any significant limitations in terms of shareholders’ rights.
Shares constituting less than one unit	Common stock 127,342	—	—
Total number of shares issued	241,544,142	—	—
Total number of voting rights held by all shareholders	—	2,414,098	—

Notes:	1. Common stock in “Shares with full voting rights (others)” includes 927,300 shares of the Company held by the Trust for the Employee Stock Ownership Plan (J-ESOP).
2. “Shares constituting less than one unit” includes 18 shares of the Company, which is held by the Trust for the Employee Stock Ownership Plan (J-ESOP), and 43 shares of treasury shares.

b.	Treasury shares, etc.

(As of June 30, 2020)
Name of Shareholder	Address of Shareholder	Number of shares held under own name (Shares)	Number of shares held under the name of others (Shares)	Total number of shares held (Shares)	Percentage of shares held to total shares issued (%)
LINE Corporation	4-1-6 Shinjuku, Shinjuku-ku, Tokyo	7,000	—	7,000	0.00
Total	—	7,000	—	7,000	0.00

Notes:

1. The treasury shares above do not include 927,318 shares of the Company held by the Trust for Employee Stock Ownership Plan (J-ESOP). However, these shares are reported as treasury shares in the Interim Condensed Consolidated Financial Statements.

2. The treasury shares above do not include 43 shares which constitute less than one unit.

(7) Certain exemptions

For readers of this English translation: As a foreign private issuer, the Company is permitted to rely on exemptions from certain New York Stock Exchange corporate governance standards applicable to listed U.S. companies. For instance, the Company is not subject to New York Stock Exchange requirements regarding (i) independence of a majority of its board of directors or members of certain committees thereof, (ii) shareholder approval of equity compensation plans, equity offerings that do not qualify as public offerings for cash, and offerings of equity to related parties, and (iii) adoption and disclosure of corporate governance guidelines. Additionally, as a foreign private issuer, the Company is not subject to certain SEC disclosure requirements that are applicable to companies organized within the United States.

2. Directors and executive officers

Not applicable.

IV. Accounting

Preparation of Interim Condensed Consolidated Financial Statements

The interim condensed consolidated financial statements of the Group are prepared in conformity with International Accounting Standard 34, “Interim Financial Reporting” pursuant to the provisions of Article 93 of the Ordinance on Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements (Cabinet Office Ordinance No. 64 of 2007; hereinafter referred to as the “Ordinance on QCFS”).

The interim condensed consolidated financial statements for the three-month period ended June 30, 2020 (April 1, 2020 to June 30, 2020) and for the first six-month period ended June 30, 2020 (January 1, 2020 to June 30, 2020) of the Group has been reviewed by PricewaterhouseCoopers Aarata LLC, pursuant to the provision of the Article 193-2, Paragraph (1)  of the Financial Instruments and Exchange Act.

1. Interim Condensed Consolidated Financial Statements - Unaudited

(1) Interim Condensed Consolidated Statement of Financial Position - Unaudited

(In millions of yen)

	Notes	December 31, 2019	June 30, 2020
Assets
Current assets
Cash and cash equivalents		217,345	178,916
Trade and other receivables	7,9	42,680	51,967
Other financial assets, current	7	20,117	27,898
Contract assets	9	241	233
Inventories		4,740	11,120
Other current assets		10,518	9,394

Total current assets		295,641	279,528

Non-current assets
Property and equipment	5	25,024	27,205
Right-of-use assets		54,337	56,328
Goodwill		17,651	17,602
Other intangible assets		7,801	8,447
Investments in associates and joint ventures	17	64,194	91,158
Other financial assets, non-current	7	51,737	50,576
Deferred tax assets	6	24,095	25,214
Other non-current assets		872	637

Total non-current assets		245,711	277,167

Total assets		541,352	556,695

Liabilities
Current liabilities
Trade and other payables	7	43,710	47,041
Other financial liabilities, current	7	44,826	53,020
Accrued expenses		23,462	19,455
Income tax payables		3,963	1,722
Lease liabilities, current		11,487	13,568
Contract liabilities, current	9	25,752	28,129
Provisions, current		3,221	3,782
Other current liabilities		5,238	10,045

Total current liabilities		161,659	176,762

Non-current liabilities
Corporate bonds	7	142,851	143,211
Other financial liabilities, non-current	7	362	325
Lease liabilities, non-current		45,150	49,988
Contract liabilities, non-current	9	—	5,438
Deferred tax liabilities	6	1,071	966
Provisions, non-current		4,528	4,816
Post-employment benefits		9,617	10,125
Other non-current liabilities		1,451	470

Total non-current liabilities		205,030	215,339

Total liabilities		366,689	392,101

Shareholders’ equity
Share capital	8	96,737	97,284
Share premium	8	121,299	122,554
Treasury shares	8	(6,308)	(3,872)
Accumulated deficit		(53,524)	(69,335)
Accumulated other comprehensive income		(71)	(4,211)

Equity attributable to the shareholders of the Company		158,133	142,420

Non-controlling interests		16,530	22,174

Total shareholders’ equity		174,663	164,594

Total liabilities and shareholders’ equity		541,352	556,695

(2) Interim Condensed Consolidated Statement of Profit or Loss - Unaudited

(In millions of yen)

	For the six-month period ended June 30,
	Notes	2019	2020
Revenues and other operating income:
Revenues	4,9	110,760	117,346
Other operating income	9,17	1,404	1,777

Total revenues and other operating income		112,164	119,123
Operating expenses:
Payment processing and licensing expenses		(17,170)	(20,451)
Sales commission expenses		(8,624)	(4,808)
Employee compensation expenses	13	(33,775)	(38,011)
Marketing expenses		(20,608)	(11,131)
Infrastructure and communication expenses		(5,298)	(5,601)
Outsourcing and other service expenses		(20,118)	(22,973)
Depreciation and amortization expenses	4,5	(10,570)	(13,109)
Other operating expenses	18,19	(17,817)	(16,989)

Total operating expenses		(133,980)	(133,073)

Loss from operating activities		(21,816)	(13,950)
Finance income		272	173
Finance costs		(942)	(1,024)
Share of loss of associates and joint ventures		(6,676)	(6,397)
Loss on foreign currency transactions, net		(503)	(410)
Other non-operating income	12	1,401	1,004
Other non-operating expenses	12,17	(226)	(3,004)

Loss before tax from continuing operations		(28,490)	(23,608)
Income tax benefits/(expenses)	6	461	(914)

Loss for the period from continuing operations		(28,029)	(24,522)
Profit from discontinued operations, net of tax	10	0	—

Loss for the period		(28,029)	(24,522)

Attributable to:
The shareholders of the Company	11	(26,619)	(20,163)
Non-controlling interests		(1,410)	(4,359)

(In yen)
Earnings per share
Basic loss for the period attributable to the shareholders of the Company	11	(111.44)	(83.99)
Diluted loss for the period attributable to the shareholders of the Company	11	(111.44)	(83.99)
Earnings per share from continuing operations
Basic loss from continuing operations attributable to the shareholders of the Company	11	(111.44)	(83.99)
Diluted loss from continuing operations attributable to the shareholders of the Company	11	(111.44)	(83.99)
Earnings per share from discontinued operations
Basic profit from discontinued operations attributable to the shareholders of the Company	11	0.00	—
Diluted profit from discontinued operations attributable to the shareholders of the Company	11	0.00	—

(In millions of yen)

	For the three-month period ended June 30,
	Notes	2019	2020
Revenues and other operating income:
Revenues		55,437	58,378
Other operating income		1,252	1,525

Total revenues and other operating income		56,689	59,903
Operating expenses:
Payment processing and licensing expenses		(8,367)	(10,314)
Sales commission expenses		(4,370)	(2,023)
Employee compensation expenses		(16,585)	(19,306)
Marketing expenses		(13,109)	(6,342)
Infrastructure and communication expenses		(2,590)	(2,902)
Outsourcing and other service expenses		(11,017)	(11,669)
Depreciation and amortization expenses		(5,386)	(6,622)
Other operating expenses		(9,189)	(10,319)

Total operating expenses		(70,613)	(69,497)

Loss from operating activities		(13,924)	(9,594)
Finance income		129	68
Finance costs		(490)	(509)
Share of loss of associates and joint ventures		(3,202)	(3,253)
(Loss)/gain on foreign currency transactions, net		(596)	433
Other non-operating income		929	479
Other non-operating expenses		(66)	(1,150)

Loss before tax from continuing operations		(17,220)	(13,526)
Income tax expenses		(86)	(422)

Loss for the period from continuing operations		(17,306)	(13,948)
Loss from discontinued operations, net of tax		(5)	—

Loss for the period		(17,311)	(13,948)

Attributable to:
The shareholders of the Company	11	(16,305)	(11,880)
Non-controlling interests		(1,006)	(2,068)

			(In yen)
Earnings per share
Basic loss for the period attributable to the shareholders of the Company	11	(68.19)	(49.42)
Diluted loss for the period attributable to the shareholders of the Company	11	(68.19)	(49.42)
Earnings per share from continuing operations
Basic loss from continuing operations attributable to the shareholders of the Company	11	(68.17)	(49.42)
Diluted loss from continuing operations attributable to the shareholders of the Company	11	(68.17)	(49.42)
Earnings per share from discontinued operations
Basic loss from discontinued operations attributable to the shareholders of the Company	11	(0.02)	—
Diluted loss from discontinued operations attributable to the shareholders of the Company	11	(0.02)	—

(3) Interim Condensed Consolidated Statement of Comprehensive Income - Unaudited

(In millions of yen)

	For the six-month period ended June 30,
	Notes	2019	2020
Loss for the period		(28,029)	(24,522)
Other comprehensive income
Items that will not be reclassified to profit or loss:
Net changes in fair value of equity instruments at FVOCI	12	(163)	2,794
Income tax relating to items that will not be reclassified to profit or loss		52	(866)
Items that may be reclassified to profit or loss:
Debt instruments at FVOCI:
Net changes in fair value of debt instruments at FVOCI	12	30	(78)
Reclassification to profit or loss of debt instruments at FVOCI		2	(14)
Exchange differences on translation of foreign operations:
Loss arising during the period		(3,432)	(2,074)
Reclassification to profit or loss		1	122
Proportionate share of other comprehensive income of associates and joint ventures		105	(36)
Income tax relating to items that may be reclassified subsequently to profit or loss		348	408

Total other comprehensive (loss)/income for the period, net of tax		(3,057)	256

Total comprehensive loss for the period, net of tax		(31,086)	(24,266)

Attributable to:
The shareholders of the Company		(29,451)	(19,963)
Non-controlling interests		(1,635)	(4,303)

For the three-month period ended June 30,

	Notes	2019	2020
Loss for the period		(17,311)	(13,948)
Other comprehensive income
Items that will not be reclassified to profit or loss:
Net changes in fair value of equity instruments at FVOCI	12	105	2,168
Income tax relating to items that will not be reclassified to profit or loss		(34)	(669)
Items that may be reclassified to profit or loss:
Debt instruments at FVOCI:
Net changes in fair value of debt instruments at FVOCI	12	31	(35)
Reclassification to profit or loss of debt instruments at FVOCI		(2)	(12)
Exchange differences on translation of foreign operations:
Loss arising during the period		(2,691)	3,199
Reclassification to profit or loss		—	122
Proportionate share of other comprehensive income of associates and joint ventures		108	207
Income tax relating to items that may be reclassified subsequently to profit or loss		263	(106)

Total other comprehensive (loss)/income for the period, net of tax		(2,220)	4,874

Total comprehensive loss for the period, net of tax		(19,531)	(9,074)

Attributable to:
The shareholders of the Company		(18,367)	(7,023)
Non-controlling interests		(1,164)	(2,051)

(4) Interim Condensed Consolidated Statement of Change in Equity - Unaudited

(In millions of yen)

	Equity attributable to the shareholders of the Company
						Accumulated other comprehensive income
	Notes	Share capital	Share premium	Treasury shares	Accumulated deficit	Foreign currency translation reserve	Financial assets at FVOCI	Defined benefit plan reserve	Total
Balance at January 1, 2019		96,064	118,626	(8,205)	(5,556)	(659)	(1,417)	63	198,916
Adjustment on adoption of new accounting standards		—	—	—	(26)	—	—	—	(26)

Balance at January 1, 2019 (adjusted)		96,064	118,626	(8,205)	(5,582)	(659)	(1,417)	63	198,890
Comprehensive loss
Loss for the period		—	—	—	(26,619)	—	—	—	(26,619)
Other comprehensive loss		—	—	—	—	(2,808)	(24)	—	(2,832)

Total comprehensive loss for the period		—	—	—	(26,619)	(2,808)	(24)	—	(29,451)
Transactions with owners and other transactions
Recognition of share-based payments	8,13	—	573	—	—	—	—	—	573
Forfeiture of stock options	8,13	—	(51)	—	51	—	—	—	—
Exercise of stock options	8,13	384	(117)	—	—	—	—	—	267
Changes in interest in subsidiaries	16	—	293	—	—	—	—	—	293
Acquisition of subsidiaries		—	—	—	—	—	—	—	—
Disposal of treasury shares	8	—	(440)	1,600	—	—	—	—	1,160
Purchase of treasury shares		—	—	0	—	—	—	—	0
Transfer of accumulated other comprehensive income to accumulated deficit		—	—	—	46	—	(46)	—	—
Other		—	—	—	(24)	—	—	—	(24)

Total transactions with owners and other transactions		384	258	1,600	73	—	(46)	—	2,269

Balance at June 30, 2019		96,448	118,884	(6,605)	(32,128)	(3,467)	(1,487)	63	171,708

	Notes	Non- controlling interests	Total shareholders’ equity
Balance at January 1, 2019		9,598	208,514
Adjustment on adoption of new accounting standards		—	(26)

Balance at January 1, 2019 (adjusted)		9,598	208,488
Comprehensive loss
Loss for the period		(1,410)	(28,029)
Other comprehensive loss		(225)	(3,057)

Total comprehensive loss for the period		(1,635)	(31,086)
Transactions with owners and other transactions
Recognition of share-based payments	8,13	—	573
Forfeiture of stock options	8,13	—	—
Exercise of stock options	8,13	—	267
Changes in interest in subsidiaries	16	12,782	13,075
Acquisition of subsidiaries		86	86
Disposal of treasury shares	8	—	1,160
Purchase of treasury shares		—	0
Transfer of accumulated other comprehensive income to accumulated deficit		—	—
Other		—	(24)

Total transactions with owners and other transactions		12,868	15,137

Balance at June 30, 2019		20,831	192,539

(In millions of yen)

	Equity attributable to the shareholders of the Company
						Accumulated other comprehensive income
	Notes	Share capital	Share premium	Treasury shares	Accumulated deficit	Foreign currency translation reserve	Financial assets at FVOCI	Defined benefit plan reserve	Total
Balance at January 1, 2020		96,737	121,299	(6,308)	(53,524)	(1,342)	2,355	(1,084)	158,133
Comprehensive (loss)/income
Loss for the period		—	—	—	(20,163)	—	—	—	(20,163)
Other comprehensive (loss)/income		—	—	—	—	(1,630)	1,834	(4)	200

Total comprehensive (loss)/income for the period		—	—	—	(20,163)	(1,630)	1,834	(4)	(19,963)
Transactions with owners and other transactions
Recognition of share-based payments	8,13	—	1,587	—	—	—	—	—	1,587
Forfeiture of stock options	8,13	—	(13)	—	13	—	—	—	—
Exercise of stock options	8,13	547	(81)	—	—	—	—	—	466
Changes in interest in subsidiaries		—	—	—	—	—	—	—	—
Disposal of treasury shares	8	—	(238)	2,459	—	—	—	—	2,221
Purchase of treasury shares		—	—	(23)	—	—	—	—	(23)
Transfer of accumulated other comprehensive income to accumulated deficit		—	—	—	4,340	—	(4,340)	—	—
Other		—	—	—	(1)	—	—	—	(1)

Total transactions with owners and other transactions		547	1,255	2,436	4,352	—	(4,340)	—	4,250

Balance at June 30, 2020		97,284	122,554	(3,872)	(69,335)	(2,972)	(151)	(1,088)	142,420

	Notes	Non- controlling interests	Total shareholders’ equity
Balance at January 1, 2020		16,530	174,663
Comprehensive (loss)/income
Loss for the period		(4,359)	(24,522)
Other comprehensive (loss)/income		56	256

Total comprehensive (loss)/income for the period		(4,303)	(24,266)
Transactions with owners and other transactions
Recognition of share-based payments	8,13	—	1,587
Forfeiture of stock options	8,13	—	—
Exercise of stock options	8,13	—	466
Changes in interest in subsidiaries		9,947	9,947
Disposal of treasury shares	8	—	2,221
Purchase of treasury shares		—	(23)
Transfer of accumulated other comprehensive income to accumulated deficit		—	—
Other		—	(1)

Total transactions with owners and other transactions		9,947	14,197

Balance at June 30, 2020		22,174	164,594

(5)	Interim Condensed Consolidated Statement of Cash Flows - Unaudited

(In millions of yen)

	For the six-month period ended June 30,
	Notes	2019	2020
Cash flows from operating activities
Loss before tax from continuing operations		(28,490)	(23,608)
Profit before tax from discontinued operations	10	0	—

Loss before tax		(28,490)	(23,608)
Adjustments for:
Depreciation and amortization expenses	4	10,570	13,109
Finance income		(272)	(173)
Finance costs		942	1,024
Dividend income		(38)	(303)
Share-based compensation expenses	13	1,300	2,491
(Gain)/loss on financial assets at fair value through profit or loss	7, 12	(1,139)	540
Impairment loss of property and equipment	18,19	—	310
Impairment loss of right-of-use assets	18,19	—	4,194
Impairment loss of other intangible assets		—	10
Share of loss of associates and joint ventures		6,676	6,397
Dilution gain from changes in equity interest in associates and joint ventures	17	(872)	(1,043)
Loss on foreign currency transactions, net		293	175
Changes in:
Trade and other receivables		(1,397)	(9,379)
Contract assets	9	(58)	8
Inventories		546	(6,483)
Trade and other payables		7,086	2,796
Accrued expenses		322	(5,826)
Contract liabilities	9	1,034	7,880
Provisions		466	693
Post-employment benefits		820	714
Other current assets		(82)	(11,580)
Other current liabilities		6,675	10,641
Others		(820)	867

Cash provided by/(used in) operating activities		3,562	(6,546)

Interest received		274	178
Interest paid		(586)	(663)
Dividend received		38	303
Income taxes paid		(4,977)	(4,532)

Net cash used in operating activities		(1,689)	(11,260)

Cash flows from investing activities
Purchase of time deposits		(2,186)	(1,301)
Proceeds from maturities of time deposits		1,468	2,155
Purchase of equity investments	12	—	(5,725)
Proceeds from sales of equity investments		114	9,712
Investments in debt instruments		(5,897)	(1,430)
Proceeds from redemption or sales of debt instruments		2,174	7,241
Acquisition of property and equipment and intangible assets	5	(10,257)	(9,384)
Proceeds from sales of property and equipment and intangible assets		405	113
Investments in associates and joint ventures	17	(19,130)	(31,055)
Payments of guarantee deposits for the Japanese Payment Services Act		(10)	(1,480)
Payment of office security deposits		(428)	(1,484)
Refund of office security deposits		48	331
Payment of guarantee deposits	7	(5,695)	(700)
Refund of guarantee deposits		—	297
Payment for loan receivables		—	(4,166)
Collection of loan receivables		341	19
Others		(68)	15

Net cash used in investing activities		(39,121)	(36,842)

Cash flows from financing activities
Repayment of lease liabilities		(4,046)	(5,169)
Proceeds from short-term borrowings		1,000	2,500
Repayment of short-term borrowings		(1)	(101)
Repayment of long-term borrowings		(1)	(1)
Payments of common shares issuance costs		(1)	(4)
Proceeds from exercise of stock options		268	469
Payment for acquisition of interest in subsidiaries from non-controlling interests		(164)	—
Capital contribution from non-controlling interests	16	13,316	9,947
Proceeds from disposal of treasury shares		1,046	2,221
Others		0	(22)

Net cash provided by financing activities		11,417	9,840

Net decrease in cash and cash equivalents		(29,393)	(38,262)

Cash and cash equivalents at the beginning of the interim reporting period		256,978	217,345
Effect of exchange rate fluctuations on cash and cash equivalents		(1,547)	(167)

Cash and cash equivalents at the end of the interim reporting period		226,038	178,916

(6) Notes to Interim Condensed Consolidated Financial Statements – Unaudited

1.	Reporting Entity

LINE Corporation (the “Company”) was incorporated in September 2000 in Japan in accordance with the Companies Act of Japan under the name Hangame Japan Corporation to provide online gaming services. The Company changed its name to NHN Japan Corporation in August 2003, and subsequently changed its name to LINE Corporation in April 2013. The Company is a subsidiary of NAVER Corporation (“NAVER”), formerly NHN Corporation, which is domiciled in Korea. NAVER is the Company and its subsidiaries’ (collectively, the “Group”) ultimate parent company. The Company’s head office is located at 4-1-6 Shinjuku, Shinjuku-ku, Tokyo, Japan.

The Company listed shares of its common shares in the form of American depositary shares on the New York Stock Exchange and shares of its common shares on the Tokyo Stock Exchange.

The Group operates a core business and a strategic business. The Core business mainly consists of advertising services, communication and content sales. The Strategic business includes Fintech business such as the LINE Pay service, AI business and commerce business, such as LINE Friends. Refer to Note 4 Segment Information for further details.

2.	Basis of Preparation

The unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2019.

The unaudited interim condensed consolidated financial statements were approved by Representative Director and President, Takeshi Idezawa, and Director and Chief Financial Officer, In Joon Hwang on August 7, 2020.

The Group meets the criteria of a “specified company” defined under Article 1-2 of the Ordinance on QCFS.

The preparation of the unaudited interim condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts at the date of the unaudited interim condensed consolidated financial statements as well as reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The significant estimates and assumptions are reviewed by management on a regular basis. The effects of a change in estimates and assumptions are recognized in the period of the change or in the period of the change and future periods.

Intercompany balances and transactions have been eliminated upon consolidation.

3.	Significant Accounting Policies

The significant accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2019.

The adoption of new and revised IFRS issued by the International Accounting Standards Board that are mandatorily effective for an accounting period that begins on or after January 1, 2020 had no significant impact on the Group’s unaudited interim condensed consolidated financial statements as of June 30, 2019 and 2020 and for the six-month periods then ended, as well as annual consolidated financial statements for the year ended December 31, 2019.

In addition, the new and revised standards and interpretations that have been issued but are not yet effective have not been adopted early by the Group.

4.	Segment Information

The Group identifies operating segments based on the internal report regularly reviewed by the Group’s Chief Operating Decision Maker to make decisions about resources to be allocated to segments and to assess performance. An operating segment of the Group is a component for which discrete financial information is available. The Chief Operating Decision Maker has been identified as the Company’s board of directors. No operating segments have been aggregated to form the reportable segments.

Under the corporate strategy to allocate the resources generated from the Core business to the Strategic business, the Company’s board of directors individually assesses the business performance of the Core business based on revenue and profitability growth and assesses the business performance of the Strategic business based on profitability as well as important non-financial KPIs such as expansion of the user base.

(1)	Description of Reportable Segments

The Group’s reportable segments are as follows:

Core business segment	The Core business segment mainly consists of advertising service, communication and content. Advertising services mainly include display advertising, account advertising, and other advertising. Display advertising provides advertisements on services such as LINE NEWS. Account advertising mainly includes LINE Official Accounts and Sponsored Stickers. Other advertising mainly includes advertisements on services such as livedoor Blog, NAVER Matome and advertisements appearing on LINE Part-Time Job. Communication mainly includes LINE Stickers. Content mainly includes LINE GAME.
Strategic business segment	The Strategic business segment consists of Fintech services such as LINE Pay service, and other services such as AI, LINE Friends, and E-commerce.

(2)	Profit or Loss for the Group’s reportable segments

The Group’s operating profit or loss for each segment is prepared in the same method as used in the consolidated financial statements, except that certain items such as other operating income and share-based compensation expenses are included in corporate adjustments. Also, IT development expenses and indirect expenses such as department management fees are allocated based on the information such as the hours of service provided, the number of server infrastructures used to provide the service, or the percentage of revenues. As the Company’s board of directors uses the information after eliminating intercompany transactions for their performance assessment, there is no adjustment between segments.

For the six-month period ended June 30, 2019

(In millions of yen)
	Reportable segments			Corporate adjustments(1)	Consolidated
	Core business	Strategic business	Total
Revenue from external customers	96,355	14,405	110,760	—	110,760
Segment profit/(loss)(2)	16,861	(38,483)	(21,622)	(194)	(21,816)
Depreciation and amortization expenses	6,793	3,777	10,570	—	10,570

(1)	Corporate adjustments include expenses such as other operating income and share-based compensation expenses.
(2)	The amount of Segment profit/(loss) is equivalent to loss from operating activities on the Interim Condensed Consolidated Statement of Profit or Loss.

For the six-month period ended June 30, 2020

(In millions of yen)
	Reportable segments			Corporate adjustments(1)	Consolidated
	Core business	Strategic business	Total
Revenue from external customers	102,380	14,966	117,346	—	117,346
Segment profit/(loss)(2)	22,082	(34,716)	(12,634)	(1,316)	(13,950)
Depreciation and amortization expenses	8,395	4,714	13,109	—	13,109

(1)	Corporate adjustments include expenses such as other operating income and share-based compensation expenses.
(2)	The amount of Segment profit/(loss) is equivalent to loss from operating activities on the Interim Condensed Consolidated Statement of Profit or Loss.

The reconciliation of Segment loss to loss before tax from continuing operations is as follows:

For the six-month periods ended June 30,

(In millions of yen)
	2019	2020
Segment loss	(21,816)	(13,950)
Finance income	272	173
Finance costs	(942)	(1,024)
Share of loss of associates and joint ventures	(6,676)	(6,397)
Loss on foreign currency transactions, net	(503)	(410)
Other non-operating income	1,401	1,004
Other non-operating expenses	(226)	(3,004)

Loss for the period before tax from continuing operations	(28,490)	(23,608)

The above items are not allocated to individual segments as these are managed on an overall group basis.

(3)	Revenues from Major Services

The Group’s revenues from continuing operations from its major services for the six-month periods ended June 30, 2019 and 2020 are as follows.

Revenues recognized at a point in time mainly consist of revenues from LINE Friends.

For the six-month periods ended June 30,

(In millions of yen)
	2019	2020
Core business
Advertising
Display advertising(1)	22,080	31,726
Account advertising(2)	31,210	29,274
Other advertising(3)	7,239	3,906

Sub-total	60,529	64,906

Communication, content, and others
Communication(4)	14,601	15,198
Content(5)	18,829	20,866
Others	2,396	1,410

Subtotal	35,826	37,474

Core business total	96,355	102,380

Strategic business
Friends(6)	9,137	5,398
Others(7)	5,268	9,568

Strategic business total	14,405	14,966

Total	110,760	117,346

(1)	Revenues from display advertising primarily consisted of fees from advertisement on services such as Timeline, Smart Channel and LINE NEWS.
(2)	Revenues from account advertising primarily consisted of fees from LINE Official Accounts, Sponsored Stickers, and LINE Points.
(3)	Revenues from other advertising were mainly attributable to advertising revenue from livedoor, NAVER Matome, and LINE Part-Time Job.
(4)	Revenues from communication were mainly attributable to sales of LINE Stickers and Creator Stickers.
(5)	Revenues from content primarily consisted of sales of LINE GAME’s virtual items.
(6)	Friends primarily consisted of revenues from sales of character goods.
(7)	Others primarily consisted of revenues from E-commerce.

5.	Property and Equipment

During the six-month periods ended June 30, 2019 and 2020, the Group acquired property and equipment with a cost of 5,940 million yen and 7,949 million yen, respectively. During the six-month period ended June 30, 2019, such additions mainly consisted of server infrastructure in the amount of 2,277 million yen, and furniture and fixtures related to the increase in office space in the amount of 3,487 million yen. Such additions during the six-month period ended June 30, 2020 mainly consisted of server infrastructure in the amount of 6,869 million yen, and leasehold improvements related to the increase in office space in the amount of 907 million yen.

Contractual commitments for the acquisition of property and equipment as of December 31, 2019 and June 30, 2020 were 1,047 million yen and 2,661 million yen, respectively.

6.	Income Taxes

The Group’s tax provision for interim periods is determined using an estimate of the Group’s annual effective tax rate, adjusted for discrete items arising during the periods. In each quarter, the Group updates the estimate of the annual effective tax rate, and if the estimated annual tax rate changes, the Group makes a cumulative adjustment in that quarter.

The effective tax rate for the six-month period ended June 30, 2019 of 1.6% differed from the Japanese statutory tax rate of 31.7% for the year ended December 31, 2018. The effective income tax rate of 1.6% was primarily due to pre-tax losses recorded by subsidiaries as well as associates and joint ventures on a standalone basis for which the related tax benefits could not be recognized due to deferred tax assets that were not expected to be realized within a foreseeable period, whereas pre-tax losses were recorded on interim condensed consolidated statement of profit or loss for the six-month period ended June 30, 2019.

The effective tax rate for the six-month period ended June 30, 2020 of (3.9)% differed from the Japanese statutory tax rate of 31.5% for the year ended December 31, 2019. The effective income tax rate of (3.9)% was primarily due to pre-tax losses recorded by subsidiaries as well as associates and joint ventures on a standalone basis for which the related tax benefits could not be recognized due to deferred tax assets that were not expected to be realized within a foreseeable period, whereas pre-tax losses were recorded on interim condensed consolidated statement of profit or loss for the six-month period ended June 30, 2020.

The effective tax rate for the six-month period ended June 30, 2020 was (3.9)% as compare to 1.6% for the six-month period ended June 30, 2019. This change was mainly attributable to the increase in the impact on effective tax against the consolidated quarterly pre-tax loss due to the pre-tax loss recorded by certain subsidiaries that could not recognize tax benefits of deferred tax assets, impairment loss in relation to investments in associates and the share of loss of associates and joint ventures.

7.	Financial Assets and Financial Liabilities

The carrying amounts and fair value of financial instruments, except for cash and cash equivalents, by line item in the Interim Condensed Consolidated Statement of Financial Position and by category as defined in IFRS 9 Financial Instrument, as of December 31, 2019 and June 30, 2020 respectively, are as follows:

The fair value is not disclosed for those financial instruments which are not measured at fair value in the Interim Condensed Consolidated Statement of Financial Position, and whose fair value approximates their carrying amount due to their short-term and/or variable-interest bearing nature. Refer to Note 12 Fair Value Measurements for more details of the financial instruments, which are measured at fair value.

(In millions of yen)
	December 31, 2019		June 30, 2020
	Book value	Fair value	Book value	Fair value
Financial assets
Trade and other receivables
Financial assets at amortized cost	42,680		51,967

Other financial assets, current
Financial assets at amortized cost
Time deposits	3,577		2,534
Short-term loans(1)	1,378		9,164
Corporate bonds and other debt instruments(2)	70	70	140	141
Guarantee deposits(1)(2)(3)	7,929		10,000
Office security deposits	245		440
Others(1)	718		2,899
Financial assets at FVOCI(4)	6,019	6,019	2,508	2,508
Financial assets at fair value through profit or loss(1)(3)(5)	181	181	213	213

Total	20,117		27,898

Other financial assets, non-current
Financial assets at amortized cost
Corporate bonds and other debt instruments(2)	210	214	140	142
Guarantee deposits(1)(2)	57	57	1,538	1,538
Office security deposits	9,379	9,266	10,225	10,167
Others(1)	100	100	171	171
Financial assets at FVOCI(4)	21,672	21,672	16,632	16,632
Financial assets at fair value through profit or loss(5)	20,319	20,319	21,870	21,870

Total	51,737		50,576

(In millions of yen)
	December 31, 2019		June 30, 2020
	Book value	Fair value	Book value	Fair value
Financial liabilities
Trade and other payables
Financial liabilities at amortized cost	43,710		47,041

Other financial liabilities, current
Financial liabilities measured at amortized cost
Deposits received	20,237		22,138
Short-term borrowings(6)	23,207		25,595
Others(1)	1,321		5,212
Financial liabilities at fair value through profit or loss(1)(3)	61	61	75	75

Total	44,826		53,020

Corporate bonds(7)	142,851	144,254	143,211	144,445

Other financial liabilities, non-current
Financial liabilities at amortized cost
Office security deposits received under sublease agreement	16	16	1	1
Others	122		25
Financial liabilities at fair value through profit or loss
Put option liabilities	224	224	299	299

Total	362		325

(1)	These amounts include financial assets or liabilities related to the Fintech business.
(2)

The Group is in the compliance with requirements of the Japanese Payment Service Act, where a certain amount of money defined in the act has to be secured, either by depositing or entrusting a cash reserve or government bonds with the Legal Affairs Bureau, or by concluding a guarantee contract with a financial institution. If additional deposits are made, they are recorded as guarantee deposits. If guarantee contracts are entered into, guarantee fees equal to the contractual amount times a guarantee fee rate is incurred. The Group had deposited investments in Japanese government bonds of 280 million yen as of December 31, 2019 and 280 million yen as of June 30, 2020, respectively, which the Group intends to hold until maturity for this purpose. In addition, the Group had credit guarantee contracts with banks for 33,500 million yen with a weighted average guarantee fee rate of 0.1% and for 33,679 million yen with a weighted average guarantee fee rate of 0.1% as of December 31, 2019 and June 30, 2020, respectively, to comply with the Japanese Payment Services Act.

(3)

The Group conducts derivatives instruments investment for investment purposes, and is investing in such transactions as currency, interest rate, commodity futures transactions. In connection with these transactions, it has made deposit of 3,065 million yen and 3,477 million yen to securities brokerage firms as of December 31, 2019 and June 30, 2020, respectively. Impact of the derivatives investments for investment purpose on loss before tax from continuing operations for the six-month periods ended June 30, 2019 and 2020 were 471 million yen in gain and 562 million yen in loss, respectively. The Group recognized financial assets at fair value through profit or loss of 95 million yen and 63 million yen, and financial liabilities at fair value through profit or loss of 61 million yen and 44 million yen as a result of fair value measurement as of December 31, 2019 and as of June 30, 2020, respectively.

(4)

Impairment loss of 2 million yen and impairment gain of 10 million yen were recognized for debt instruments of financial assets at FVOCI for the six-month periods ended June 30, 2019 and 2020, respectively.

(5)	A valuation gain of 726 million yen and 87 million yen were recognized for financial assets at fair value through profit or loss for the six-month periods ended June 30, 2019 and 2020, respectively.
(6)	The weighted average interest rate of the remaining outstanding short-term borrowings as of December 31, 2019 and June 30, 2020 was 0.1% and 0.1%, respectively.
(7)

During the year ended December 31, 2018, I. Euro-yen convertible bonds with stock acquisition rights due to overseas public offering of 37,494.5 million yen (Zero coupon convertible bonds due September 2023) and II. 37,494.5 million yen (Zero coupon convertible bonds due September 2025) were issued. The Group also issued Euro-yen convertible bonds with stock acquisition rights through two of the separate third-party allotments to NAVER Corporation, amounted to III. 37,494.5 million yen (Zero coupon convertible bonds due September 2023) and IV. 37,494.5 million yen (Zero coupon convertible bonds due September 2025). At initial recognition, the book value of the liability component of the convertible bonds with stock acquisition rights is the fair value of discounted future cash flows of the bonds at a rate of similar debt instruments taking into account the Company’s credit risk excluding the transaction costs from issuing the bonds. The difference between the fair value of the entire convertible bonds with stock acquisition rights and the fair value of the liability component is allocated to the conversion option as the equity component at the amount excluding the transaction costs as well as income taxes. The Group recognized a liability of 141,932 million yen and an equity component of 4,175 million yen at the initial recognition. After the initial recognition, the liability component is measured at amortized cost using the effective interest method, whilst the equity component is not remeasured subsequently. The book value of the liability of the convertible bonds with stock acquisition rights as of June 30, 2020 amounted to 143,211 million yen, which was the summation of the book value of the liability as of December 31, 2019 and the interest expense of 360 million yen. The Group may redeem all, but not some only, of the outstanding bonds at 100 percent of the principal amount provided, however, that no such redemption may be made unless the closing price of the share for each of the 20 consecutive trading days is at least 130 percent of the conversion price for the relevant series of bonds in effect on or after September 21, 2021 for the Euro-yen convertible bonds with stock acquisition rights I. and III., and after September 20, 2023 for II. and IV. There are no financial covenants on the corporate bonds that cause a material disadvantage.

8.	Issued Capital and Reserves

(1)	Shares issued

The movements of shares issued for the six-month period ended June 30, 2020 are as follows:

	Number of Common Shares issued (Share capital with no-par value)	Share capital (In millions of yen)
January 1, 2020	241,133,142	96,737
Exercise of stock options(1)	411,000	547

June 30, 2020	241,544,142	97,284

(1)	Refer to Note 13 Share-Based Payments for further details.

(2)	Share premium

The movements in share premium for the six-month period ended June 30, 2019 are as follows:

				(In millions of yen)
	Share-based payments(1)	Common control business combinations	Others(2)	Share premium total
January 1, 2019	10,717	(194)	108,103	118,626
Share-based payments	573	—	—	573
Exercise of stock options	(578)	—	462	(116)
Forfeiture of stock options	(51)	—	—	(51)
Cost related to issuance of common shares(3)	—	—	(1)	(1)
Changes in interest in subsidiaries	—	—	293	293
Disposal of treasury shares	(456)	—	16	(440)

June 30, 2019	10,205	(194)	108,873	118,884

The movements in share premium for the six-month period ended June 30, 2020 are as follows:
				(In millions of yen)
	Share-based payments(1)	Common control business combinations	Others(2)	Share premium total
January 1, 2020	6,703	(194)	114,790	121,299
Share-based payments	1,587	—	—	1,587
Exercise of stock options	(774)	—	695	(79)
Forfeiture of stock options	(13)	—	—	(13)
Cost related to issuance of common shares(3)	—	—	(2)	(2)
Disposal of treasury shares	(669)	—	431	(238)

June 30, 2020	6,834	(194)	115,914	122,554

(1)	Refer to Note 13 Share-Based Payments for further details.
(2)	Resulted mainly from capital reserve requirements under the Companies Act of Japan.
(3)	Incremental costs directly attributable to the issuance of common shares are recognized as a deduction from equity, net of any tax effects.

9.	Revenue from contracts with customers

The Group has recognized the following amounts relating to revenue in the Interim Condensed Consolidated Statement of Profit or Loss for the six-month periods ended June 30, 2019 and 2020:

	(In millions of yen)
	2019	2020
Revenue from contracts with customers
Revenue(1)	110,760	117,346
Other operating income: virtual credits breakage income	174	217

	110,934	117,563

Revenue from other sources
Other operating income	1,230	1,560

(1)	Refer to Note 4 Segment Information for further details of revenue by service.

Trade and other receivables, contract assets and liabilities:

	(In millions of yen)
	December 31, 2019	June 30, 2020
Trade and other receivables	42,680	51,967
Contract assets(1)	241	233

Contract liabilities, current
Unsatisfied performance obligations(2)(3)	13,172	15,212
Virtual credits(4)	12,580	12,917

Total contract liabilities, current	25,752	28,129

Contract liabilities, non-current
Unsatisfied performance obligations(3)	—	5,438

Total contract liabilities, non-current	—	5,438

(1)

Contract assets mainly consists of transactions related to the advertising contracts in which the revenues from these transactions are recognized over time by measuring the progress towards completion of satisfaction of the performance obligations.

(2)

Unsatisfied performance obligations will be fulfilled mainly within a year. Therefore, the transaction price allocated to unsatisfied contract is not disclosed, based on the practical expedient as permitted under IFRS 15.

(3)

The Company entered into a license agreement on intellectual property (“the Agreement“) with WORKS MOBILE Corporation, a consolidated subsidiary of NAVER that is the parent of the Group, during the three-month period ended June 30, 2020. As a result, the Company recognized unsatisfied performance obligations and the transaction price allocated to unsatisfied contract is 5,727 million yen. The revenue related to the unsatisfied performance obligations is recognized on a straight-line basis over 20 years.

(4)	The timing of transfer of goods or services related to virtual credits is determined at the customer’s discretion.

Revenues recognized for the six-month periods ended June 30, 2019 and 2020 in relation to contract liabilities which were outstanding as of January 1, 2019 and 2020 are as follow:

For the six-month periods ended June 30,

	(In millions of yen)
	2019	2020
Unsatisfied performance obligation	9,567	8,821
Virtual credits	7,799	8,356

The Group recorded contract costs of 2,038 million yen and 2,016 million yen as of December 31, 2019 and June 30, 2020, respectively, on the Interim Condensed Consolidated Statement of Financial Position and amortization expenses of such assets during the six-month period ended June 30, 2019 and 2020 was 2,118 million yen and 1,665 million yen, respectively.

10.	Discontinued Operations

On February 12, 2016, the board of directors approved the abandonment of the MixRadio segment which was liquidated on May 20, 2020. The operation of the MixRadio business was classified as a discontinued operation on March 21, 2016, when the abandonment took effect.

The operating results and cash flow information of the discontinued operations for the six-month periods ended June 30, 2019 and 2020 were immaterial.

11.	Earnings per Share

The loss for the period and the weighted average number of shares used in the calculation of earnings per share are as follows:

For the six-month periods ended June 30,

(In millions of yen, except number of shares)
	2019	2020
Loss for the period attributable to the shareholders of the Company from continuing operations	(26,619)	(20,163)
Profit for the period attributable to the shareholders of the Company from discontinued operations	0	—

Total loss for the period attributable to the shareholders of the Company for basic and diluted earnings per share	(26,619)	(20,163)

Weighted average number of total common shares	240,667,935	241,355,656
Weighted average number of total treasury shares	(1,811,667)	(1,283,373)

Weighted average number of common shares for basic earnings per share	238,856,268	240,072,283

Effect of dilution:
Stock options	—	—
Employee Stock Ownership Plan (J-ESOP)	—	—
Convertible bonds with stock acquisition rights	—	—

Weighted average number of total common shares adjusted for the effect of dilution	238,856,268	240,072,283

For the three-month periods ended June 30,

(In millions of yen, except number of shares)
	2019	2020
Loss for the period attributable to the shareholders of the Company from continuing operations	(16,300)	(11,880)
Loss for the period attributable to the shareholders of the Company from discontinued operations	(5)	—

Total loss for the period attributable to the shareholders of the Company for basic and diluted earnings per share	(16,305)	(11,880)

Weighted average number of total common shares	240,753,741	241,450,571
Weighted average number of total treasury shares	(1,646,615)	(1,043,619)

Weighted average number of common shares for basic earnings per share	239,107,126	240,406,952

Effect of dilution:
Stock options	—	—
Employee Stock Ownership Plan (J-ESOP)	—	—
Convertible bonds with stock acquisition rights	—	—

Weighted average number of total common shares adjusted for the effect of dilution	239,107,126	240,406,952

In calculating diluted earnings per share, share options and other potential shares are taken into account where their impact is dilutive.

Outstanding stock options, employee stock ownership plan (J-ESOP) and convertible bonds with stock acquisition rights, equivalent to 23,192,999 common shares as of June 30, 2019, were excluded from the potential common shares used in the calculation of diluted earnings per share for three and six-month periods ended June 30, 2019, as they had an anti-dilutive impact on loss per share from continuing operations.

Outstanding stock options, employee stock ownership plan (J-ESOP) and convertible bonds with stock acquisition rights, equivalent to 31,769,994 common shares as of June 30, 2020, were excluded from the potential common shares used in the calculation of diluted earnings per share for three and six-month periods ended June 30, 2020, as they had an anti-dilutive impact on loss per share from continuing operations.

The Company granted 22,644 stock options to the Company’s employees, and 25,582 stock options to employees of the subsidiaries on April 28, 2020 as a grant date. Upon exercise of those stock options, common shares of 4,822,600 will be newly issued.

12.	Fair Value Measurements

(1)	Fair value hierarchy

The Group referred to the levels of the fair value hierarchy for financial instruments measured at fair value on the Interim Condensed Consolidated Statement of Financial Position based on the following inputs:

•	Level 1 inputs are quoted prices in active markets for identical assets or liabilities.

•

Level 2 inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•

Level 3 inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity’s own assumptions that market participants would use in establishing a price.

Transfers between levels of the fair value hierarchy are recognized as if they have occurred at the beginning of the reporting period.

(2)	Fair value measurements by fair value hierarchy

Assets and liabilities measured at fair values on a recurring basis in the Interim Condensed Consolidated Statement of Financial Position as of December 31, 2019 and June 30, 2020 are as follows:

(In millions of yen)

December 31, 2019	Level 1	Level 2	Level 3	Total
Financial assets at fair value through profit or loss	172	3,016	17,312	20,500
Financial assets at FVOCI
Equity instruments	6,750	—	2,898	9,648
Debt instruments	—	18,043	—	18,043

Total	6,922	21,059	20,210	48,191

Financial liabilities at fair value through profit or loss
Put option liabilities	—	—	224	224
Other	61	—	—	61

Total	61	—	224	285

(In millions of yen)

June 30, 2020	Level 1	Level 2	Level 3	Total
Financial assets at fair value through profit or loss	210	3,022	18,851	22,083
Financial assets at FVOCI
Equity instruments	—	—	8,383	8,383
Debt instruments	—	10,757	—	10,757

Total	210	13,779	27,234	41,223

Financial liabilities at fair value through profit or loss
Put option liabilities	—	—	299	299
Other	75	—	—	75

Total	75	—	299	374

There have been no transfers among Level 1, Level 2 and Level 3 during the year ended December 31, 2019 and six-month period ended June 30, 2020, except for the transfer from Level 3 to Level 1 as described in (3) below.

During the six-month periods ended June 30, 2019 and 2020, the Group sold financial assets at FVOCI. The cumulative gain on sales of these financial instruments amounted to 45 million yen and 4,339 million yen, for the respective periods.

(3)	Reconciliations from the opening balance to the closing balance of financial instruments categorized within Level 3 are as follows:

(In millions of yen)

	2019			2020
	Financial assets at fair value through profit or loss	Financial assets at FVOCI	Put option liabilities	Financial assets at fair value through profit or loss	Financial assets at FVOCI	Put option liabilities
Fair value as of January 1	10,261	6,505	(296)	17,312	2,898	(224)
Total gain/(loss) for the period:
Included in profit or loss(1)	730	—	(5)	82	—	(75)
Included in other comprehensive income(2)	—	(160)	—	—	230	—

Comprehensive income/(loss)	730	(160)	(5)	82	230	(75)
Purchases	2,899	—	—	1,430	5,662	—
Sales and settlements	—	(136)	—	—	(398)	—
Other	1	—	8	106	—	—
Transfer to Level 1(3)	—	(3,000)	—	—	—	—
Effect of exchange rate changes	(82)	(13)	0	(79)	(9)	—

Fair value as of June 30	13,809	3,196	(293)	18,851	8,383	(299)

(1)	These amounts are included in Other non-operating income or Other non-operating expenses in the Group’s Interim Condensed Consolidated Statement of Profit or Loss.
(2)	These amounts are included in Net changes in fair value of equity instruments at FVOCI in the Group’s Interim Condensed Consolidated Statement of Comprehensive Income.
(3)

During the year ended December 31, 2019, the issuing company of an equity instrument was listed on Tokyo Stock Exchange Mothers. Accordingly, such equity instrument was transferred from Level 3 to Level 1.

(4)	Valuation techniques and inputs

Assets and liabilities measured at fair value on a recurring basis in the Interim Condensed Consolidated Statements of Financial Position

Financial asset at fair value through profit or loss

Financial assets at fair value through profit or loss categorized within Level 2 primarily consist of financial assets invested in investment trusts. Such financial assets are measured at fair value using the price presented by the financial institutions.

Financial assets at fair value through profit or loss categorized within Level 3 primarily consist of private equity investment funds, preferred stock with conversion or redemption rights. Conversion right and redemption right of preferred stock were measured at fair value using a binomial option pricing model. In addition, private equity investment funds are measured at fair value based on the most recent available net asset value, and preferred stocks are measured at fair value based on the most recent transactions, market approach or the discount cash flow model.

Below is the quantitative information regarding the valuation technique and significant unobservable inputs used in measuring the fair value of financial asset at fair value through profit or loss categorized within Level 3, except for private equity investment funds as of December 31, 2019 and June 30, 2020:

Valuation technique	Significant unobservable input	December 31, 2019	June 30, 2020
Market approach - market comparable companies	Revenue multiple	—	2.3
Discount cash flow model	Discount rate	14.9%	16.6%
	Growth rate	1.0%	1.0%
Binomial option pricing model	Comparable listed companies’ average historical volatility	53.3% - 54.0%	58.0% - 68.3%
	Discount rate	1.4% - 1.6%	1.4% - 1.6%

A significant increase (decrease) in the revenue multiple and the growth rate would result in a higher (lower) fair value of the unlisted equity securities, while a significant increase (decrease) in the discount rate would result in a lower (higher) fair value of the unlisted equity securities.

A significant increase (decrease) in the comparable listed companies’ average historical volatility would result in a higher (lower) fair value of the conversion right and redemption right of preferred stock, while a significant increase (decrease) in the discount rate would result in a lower (higher) fair value of the conversion right and redemption right of preferred stock.

Financial liabilities at fair value through profit or loss

The financial liabilities at fair value through profit or loss categorized within Level 3 are the put option liabilities that are options written on shares of subsidiaries, associates, and investments. Such put option liabilities are measured at fair value using mainly the Monte Carlo simulation.

Below is the quantitative information regarding the valuation techniques and significant unobservable inputs used in measuring the fair value of certain put option liabilities categorized within Level 3 as of December 31, 2019 and June 30, 2020:

Valuation technique	Significant unobservable input	December 31, 2019	June 30, 2020
Monte Carlo simulation	Comparable listed companies’ average historical volatility	43.6%	45.4%
	Discount rate	1.7%	1.4%

A significant increase (decrease) in the comparable listed companies’ average historical volatility would result in a higher (lower) fair value of the put option liabilities, while a significant increase (decrease) in the discount rate would result in a lower (higher) fair value of the put option liabilities.

Financial assets at fair value through other comprehensive income

Financial assets at FVOCI categorized within Level 2 mainly consist of bonds. Such bonds are measured at fair value using discounted cash flow model and using the observable input such as estimated yield rate when acquiring similar debt instruments.

Financial assets at FVOCI categorized within Level 3 mainly consist of unlisted equity securities. Such unlisted equity securities are measured at fair value based on the valuation models such as market approach model.

Below is the quantitative information regarding the valuation techniques and significant unobservable inputs used in measuring the fair value of certain unlisted equity securities categorized within Level 3 as of December 31, 2019 and June 30, 2020:

Valuation technique	Significant unobservable input	December 31, 2019	June 30, 2020
Market approach - Market comparable companies	Revenue multiple	1.4 - 13.3	1.8 - 12.2
	Liquidity discount	30.0%	30.0%

A significant increase (decrease) in the revenue multiple would result in a higher (lower) fair value of the unlisted equity securities, while a significant increase (decrease) in the liquidity discount would result in a lower (higher) fair value of the unlisted equity securities.

13.	Share-Based Payments

The Group has share-based payments as incentive plans for directors and employees.

(1) Stock Option Plan

For the stock options granted during the years ended December 31, 2013, 2014, and 2015, each stock option represents the right to purchase 500 common shares at a fixed price for a defined period of time. For the stock options granted during the years ended December 31, 2017 and 2019, each stock option represents the right to purchase 100 common shares at a fixed price for a defined period of time.

The exercise price of stock options per share that were granted during the year ended December 31, 2013 is 344 yen, whereas that of those options, which were granted during the years ended December 31, 2014 and 2015, is 1,320 yen. The exercise price of stock options per share that were granted during the year ended December 31, 2017 is 4,206 yen. The exercise price of stock options per share that were granted during the year ended December 31, 2019 is 3,500 yen.

During the six-month period ended June 30, 2020, the Company granted 48,226 stock options equivalent to 4,822,600 common shares The exercise price of stock options per share that were granted during the year ended June 30, 2020 is 3,500 yen.

The fair values of stock options granted during the years ended December 31, 2013, 2014, 2015, and 2017 are determined using the Black-Scholes model, and the fair values of stock options granted during the year ended December 31, 2019 are determined using the binomial option pricing model. The fair value of stock options granted during the six-month period ended June 30, 2020 is determined using the binominal option pricing model.

Stock options granted during the years ended December 31, 2013, 2014 and 2015 vest after two years from the grant date and are exercisable for a period of eight years from the vesting date. Stock options granted during the year ended December 31, 2017 vest 25% of stock options per year from the grant date and are exercisable from the vesting date until July 18, 2027.

Stock options granted during the year ended December 31, 2019 are exercisable from the vesting date until July 8, 2029, where 20%, 30% and 50% of the stock options vest after three years, four years and five years from the grant date, respectively.

Stock options granted during the six-month period ended June 30, 2020 are exercisable from the vesting date until July 8, 2029, where 20%, 30% and 50% of the stock options vest after 2.2 years, 3.2 years and 4.2 years from the grant date, respectively.

Conditions for vesting and exercising the stock options granted during the years ended December 31, 2013, 2014, 2015 and 2017 as well as the 23rd series of stock acquisition rights (“the 23rd stock option“) and 24th series of stock acquisition rights (“the 24th stock option“) granted during December 31, 2019, require that those who received the allotment of stock options continue to be employed by the Group from the grant date to the vesting date, and from the grant date to the exercise date, respectively, unless otherwise permitted by the board of directors.

Conditions for vesting and exercising the 22nd series of stock acquisition rights (“the 22nd stock option“) granted during the year ended December 31, 2019 require that those who received the allotment of stock options continue to be directors of the Group from the grant date to the vesting date, and from the grant date to the exercise date, respectively, unless otherwise permitted by the board of directors. When the Company’s common stock price meets the requirements in (i) to (iii) below, the stock option holder may exercise his/her rights up to the number of units listed in the following items:

(i) If, on any day from the day exactly three years after the grant date until the day exactly six years after the grant date, the average closing price in ordinary trading of the Company’s common shares on the Tokyo Stock Exchange during the ten-business-day period immediately preceding that day (excluding the day on which no ordinary trading of the Company’s common shares is executed; the same applies to the items in this paragraph) exceeds 7,518 yen (the “Standard Stock Price“): 20% of the total number of the stock acquisition rights.

(ii) If, on any day from the day exactly four years after the grant date until the day exactly seven years after the grant date, the average closing price in ordinary trading of the company’s common shares on the Tokyo Stock Exchange during the ten-business-day period immediately preceding that day (including the day itself) exceeds the Standard Stock Price: 30% of the total number of the stock acquisition rights.

(iii) If, on any day from the day exactly five years after the grant date until the day exactly eight years after the grant date, the average closing price in ordinary trading of the Company’s common shares on the Tokyo Stock Exchange during the ten-business-day period immediately preceding that day (including the day itself) exceeds the Standard Stock Price: 50% of the number of the stock acquisition rights.

Conditions for vesting and exercising the stock options granted during the six-month period ended June 30, 2020 require that those who received the allotment of stock options continue to be directors of the Group, or to be employed by the Group, from the grant date to the vesting date, and from the grant date to the exercise date, respectively, unless otherwise permitted by the board of directors.

i.	Movements during the six-month period ended June 30, 2020 are as follows:

The following table illustrates the number and weighted average exercise prices (“WAEP”) of, and movements in, outstanding stock options on a per-common-share basis during the period:

	Common Stock Options
	Number (shares)	WAEP (yen per share)
Outstanding at January 1, 2020	7,680,300	3,081
Granted during the period	4,822,600	3,500
Forfeited during the period	(91,900)	3,405
Exercised during the period(1)	(411,000)	1,141
Expired during the period	—	—

Outstanding at June 30, 2020	12,000,000	3,314

Exercisable at June 30, 2020	1,961,000	2,132

(1)	The weighted average share price at the date of exercise of these options was 5,335 yen.

ii.	The exercise price and the number of shares for options outstanding as of June 30, 2020 are as follows:

Grant dates	Exercise price (yen)	Number (Shares)
December 17, 2013	344	233,500
February 8, 2014	1,320	382,500
August 9, 2014	1,320	92,000
November 1, 2014	1,320	79,500
February 4, 2015	1,320	542,500
July 18, 2017	4,206	1,262,100
July 29, 2019	3,500	4,622,400
April 28, 2020	3,500	4,785,500

The weighted average remaining contractual life for the stock options outstanding as of June 30, 2020 was 8.3 years.

iii.	The following tables list the inputs to the models used for deriving the fair value of the stock options granted for the six-month period ended June 30, 2020.

Grant date
April 28, 2020
Dividend yield	0.0%
Expected volatility	36.1%
Risk-free interest rate	(0.08)%
Expected life of stock options (years)	9.2
Exercise price (yen)	3,500
Fair value per common share at the grant date (yen)	5,290
Model used	Binominal option pricing model

The weighted average fair value of the stock options granted on April 28, 2020 was 2,714 yen per-common-share basis.

The expected volatility was derived from the daily volatility of the share price over the period from the listing date of the Company to November 13, 2019, the day before the release of our IR comment regarding the business integration with Z Holdings Corporation. Such volatility is assumed to be indicative of future trends, which may not necessarily be the actual outcome.

For the stock options granted on April 28, 2020, effects of early exercise were incorporated into the fair value measurement of the stock options based on expected employee turnover (annual turnover rate 8.72%), as grantees are the employees of the Group.

iv.

The Group has recognized 191 million yen and 1,416 million yen of share-based compensation expenses in the Interim Condensed Consolidated Statement of Profit or Loss for the six-month periods ended June 30, 2019 and 2020, respectively.

(2)	Equity-settled Employee Stock Ownership Plan (J-ESOP)

The Group has a Group policy, the Regulations on Stock Compensation, which regulates an incentive for the employees in line with the stock price movement and for the purpose of securing excellent human resources and their long-term success.

In accordance with the Regulations on Stock Compensation, the Group has granted points equivalent to 262,069 shares, 26,946 shares, 260,133 shares, 48,651 shares and 161,172 shares to the employees of the Group on July 18, 2017, January 1, 2018, July 20, 2018, January 23, 2019 and July 29, 2019, respectively. The points vest once the employees who received the points satisfy the conditions under the Regulations on the Stock Compensation. As the points vest, the trust grants the Company’s shares equivalent to the number of points, which the trust owns, to the employees of the Company and its domestic subsidiaries.

Under the Regulations on Stock Compensation, the employees granted the points on July 18, 2017 are required to be employed by the Group until the vesting dates, which are set between April 1, 2018 and April 1, 2020. The employees granted the points on January 1, 2018 are required to be employed by the Group until the vesting dates, which are set between October 1, 2018 and October 1, 2020 and the employees granted the points on July 20, 2018 are required to be employed by the Group until the vesting dates, which are set between April 1, 2019 and April 1, 2021. The employees granted the points on January 23, 2019 are required to be employed by the Group until the vesting dates, which are set between October 1, 2019 and October 1, 2021. The employees granted the points on July 29, 2019 are required to be employed by the Group until the vesting dates, which are set between April 1, 2020 and April 1, 2022.

i.	Movements during the six-month period ended June 30, 2020 are as follows:

The following table illustrates the movements in outstanding points during the six-month period ended June 30, 2020:

J-ESOP (Equity-settled)
Number Points(1)
Outstanding at January 1, 2020	460,591
Granted during the period	—
Forfeited during the period	(15,928)
Exercised during the period	(203,245)
Expired during the period	(512)

Outstanding at June 30, 2020	240,906

Exercisable at June 30, 2020	7,252

(1)	One point is equal to one share.

ii.

The Group’s J-ESOP does not have an exercise price as the employees receive the number of shares equivalent to the number of points. The weighted average remaining contractual life as of June 30, 2020 was 1.0 years.

iii.

In connection with equity-settled J-ESOP, the Group recognized 466 million yen and 337 million yen of share-based compensation expenses in the Interim Condensed Consolidated Statement of Profit or Loss for the six-month periods ended June 30, 2019 and 2020, respectively.

(3)	Cash-settled Employee Stock Ownership Plan (J-ESOP)

In accordance with the Regulations on Stock Compensation, the Group has granted points equivalent to 567,056 shares, 58,660 shares, 543,733 shares, 90,744 shares and 306,452 shares to the employees of the Group on July 18, 2017, January 1, 2018, July 20, 2018, January 23, 2019 and July 29, 2019, respectively. The points vest once the employees who received the points satisfy the conditions under the Regulations on the Stock Compensation. As the points vest, the trust sells the shares of the Company, which are equivalent to the number of points in the market and distributes the cash obtained from the transaction to the employees.

Under the Regulations on Stock Compensation, the employees granted the points on July 18, 2017 are required to be employed by the Group until the vesting dates, which are set between April 1, 2018 and April 1, 2020. The employees granted the points on January 1, 2018 are required to be employed by the Group until the vesting dates, which are set between October 1, 2018 and October 1, 2020. The employees granted the points on July 20, 2018 are required to be employed by the Group until the vesting dates, which are set between April 1, 2019 and April 1, 2021. The employees granted the points on January 23, 2019 are required to be employed by the Group until the vesting dates, which are set between October 1, 2019 and October 1, 2021. The employees granted the points on July 29, 2019 are required to be employed by the Group until the vesting dates, which are set between April 1, 2020 and April 1, 2022.

i.	Movements during the six-month period ended June 30, 2020 are as follows:

The following table illustrates the movements in outstanding points during the six-month period ended June 30, 2020:

J-ESOP (Cash-settled)
Number Points(1)
Outstanding at January 1, 2020	887,587
Granted during the period	—
Forfeited during the period	(43,678)
Exercised during the period	(399,686)
Expired during the period	(233)

Outstanding at June 30, 2020	443,990

Exercisable at June 30, 2020	3,303

(1)	One point is equal to one share.

ii.

The Group’s J-ESOP does not have an exercise price as the employees receive the amount of cash equivalent to the points. The weighted average remaining contractual life as of June 30, 2020 was 1.0 years.

iii.

In connection with cash-settled J-ESOP, the Group recognized 643 million yen and 738 million yen of share-based compensation expenses in Interim Condensed Consolidated Statement of Profit or loss for six-month periods ended June 30, 2019 and 2020, respectively.

iv.

The Group has respectively recognized 1,097 million yen of current liabilities and 264 million yen of non-current liabilities associated with Cash-settled J-ESOP in the Interim Condensed Consolidated Statement of Financial Position as of June 30, 2020, whereas 1,849 million yen of current liabilities and 774 million yen of non-current liabilities as of December 31, 2019.

v.	The liabilities regarding the points vested but not yet paid as of December 31, 2019 and June 30, 2020 were 11 million yen and 4 million yen, respectively.

14.	Related Party Transactions

The following tables provides the total amount of related party transactions entered into during the six-month periods ended June 30, 2019 and 2020, as well as balances with related parties as of December 31, 2019 and June 30, 2020.

(1)	Significant related party transactions during the six-month period ended June 30, 2019, and outstanding balances with related parties as of December 31, 2019, are as follows:

(In millions of yen)

Relationship	Name	Transaction	Transaction amount	Outstanding receivable/ (payable) balances (3)
Parent company	NAVER	Underwrite of convertible bonds(1)	—	(72,114)
Parent company	NAVER	Advertising service(2)	344	192
Subsidiary of parent company	NAVER Business Platform Corp.	IT infrastructure services and related development services	4,320	(937)

(1)

During the year ended December 31, 2018, the Group issued Euro-yen convertible bonds with stock acquisition rights through two of the separate third-party allotments to NAVER Corporation amounted to 37,494.5 million yen (Zero coupon convertible bonds due September 2023) and 37,494.5 million yen (Zero coupon convertible bonds due September 2025). The amount shown for the outstanding payable balance is the liability measured at amortized cost as of December 31, 2019 excluding the equity components. Refer to Note 7 Financial assets and financial liabilities for further detail.

(2)

LINE Plus Corporation and NAVER entered into an agreement for exchange of service in which LINE Plus Corporation provides advertising services via the LINE platform and the right to use certain LINE characters in exchange for NAVER’s advertising services for LINE Plus via NAVER’s web portal. The Group generated advertising revenues of 344 million yen in connection with the advertising services provided to NAVER for the six-month period ended June 30, 2019.

(3)	The receivable and payable amounts outstanding are unsecured and will be settled in cash.

(2)	Significant related party transactions during the six-month period ended June 30, 2020 and outstanding balances with related parties as of June 30, 2020, are as follows:

(In millions of yen)

Relationship	Name	Transaction	Transaction amount	Outstanding receivable/ (payable) balances (3)
Parent company	NAVER	Underwrite of convertible bonds(1)	—	(72,220)
Parent company	NAVER	Advertising service(2)	333	185
Subsidiary of parent company	NAVER Business Platform Corp.	IT infrastructure services and related development services	4,250	(966)
Associate of the Group	WORKS MOBILE Corporation	Subscription for shares(4)	5,638	—
Associate of the Group	WORKS MOBILE Corporation	License agreement(5)	48	—
Associate of the Group	DEMAE-CAN Co., Ltd.	Subscription for shares(6)	15,000	—

(1)

During the year ended December 31, 2018, the Group issued Euro-yen convertible bonds with stock acquisition rights through two of the separate third-party allotments to NAVER Corporation amounted to 37,494.5 million yen (Zero coupon convertible bonds due September 2023) and 37,494.5 million yen (Zero coupon convertible bonds due September 2025). The amount shown for the outstanding payable balance is the liability measured at amortized cost as of June 30, 2020 excluding the equity components. Refer to Note 7 Financial assets and financial liabilities for further detail.

(2)

LINE Plus Corporation and NAVER entered into an agreement for exchange of service in which LINE Plus Corporation provides advertising services via the LINE platform and the right to use certain LINE characters in exchange for NAVER’s advertising services for LINE Plus via NAVER’s web portal. The Group generated advertising revenues of 333 million yen in connection with the advertising services provided to NAVER for the six-month period ended June 30, 2020.

(3)	The receivable and payable amounts outstanding are unsecured and will be settled in cash.
(4)

The Company resolved at the board of directors’ meeting held on April 28, 2020 to take on new shares issued by WORKS MOBILE Corporation, a consolidated subsidiary of NAVER, through a third-party allotment and settled the payment on June 1, 2020.

(5)

The Company entered into a license agreement on intellectual property with WORKS MOBILE Corporation during the three-month period ended June 30, 2020. The transaction price of 5,775 million yen was recognized as contract liabilities and is to be recognized as revenue on a straight-line basis over 20 years, where the revenue recognized for the six-month period ended June 30, 2020 was 48 million yen. Refer to Note 9 Revenue from contracts with customers for further detail.

(6)

The Company resolved at the board of directors’ meeting held on March 26, 2020 to take on new shares issued by DEMAE-CAN Co., Ltd. through a third-party allotment and settled the payment of 15,000 million yen on April 24, 2020.

(3)	The total compensation of key management personnel for the six-month periods ended June 30, 2019 and 2020 are as follows:

	(In millions of yen)
	2019	2020
Salaries (including bonuses)	294	309
Share-based payments(1)	265	584
Other	28	27

Total	587	920

(1)	Refer to Note 13 Share-Based Payments for further details.

Key management personnel include directors and corporate auditors of the Company.

15.	Business Combinations

Acquisition for the six-month period ended June 30, 2019

Not applicable.

Acquisition for the six-month period ended June 30, 2020

Not applicable.

16.	Principal Subsidiaries

Information on subsidiaries

The table below includes subsidiaries that were newly consolidated during the six-month period ended June 30, 2019 or subsidiaries in which the Group’s percentage of ownership changed during such periods:

			Percentage of ownership
Name	Primary business activities	Country of incorporation	December 31, 2018	June 30, 2019
LINE Securities Corporation(1)	Financial services business	Japan	100.0%	51.0%
LINE Credit Corporation(2)	Financial services business	Japan	100.0%	51.0%

(1)

Due to LINE Financial Corporation and Nomura Holdings, Inc.’s injection of capital into LINE Securities Corporation (renamed from LINE Securities Preparatory Corporation in June 2019) in January 2019, the Group’s percentage of ownership in LINE Securities Corporation decreased from 100% to 51%, resulting in LINE Securities Preparatory Corporation became a specified subsidiary as its amount of share capital is greater than 10% of the Company’s share capital.

(2)

Mizuho Bank, LINE Financial Corporation, and Orient Corporation executed the capital injections in LINE Credit Corporation in May 2019. As a result, the Group’s percentage of ownership in LINE Credit Corporation decreased from 100% to 51%.

There were no subsidiaries which were newly consolidated during the six-month period ended June 30, 2020 and no subsidiaries in which the Group’s percentage of ownership changed during such period.

Ultimate parent company of the Group

The ultimate parent company of the Group is NAVER, which is domiciled in Korea and listed on the Korea Stock Exchange.

17.	Investments in Associates and Joint Ventures

Establishment of LINE Bank Taiwan Limited

In March 2020, the Group established LINE Bank Taiwan Limited with the Group’s ownership of 49.9%. LINE Bank Taiwan Limited is planning to provide banking business in Taiwan. The carrying amount of the Group’s interest in this joint venture is 17,501 million yen as of June 30, 2020.

Impairment of investments in associates

Impairment of investments in associates of 799 million yen is included in Other operating expenses in the Group’s interim condensed consolidated statement of profit or loss.

Third-party allotment by SNOW Corporation

In April 2020, SNOW Corporation, an associate of the Group, issued its new shares to NAVER through a third-party allotment, and NAVER injected 6,102 million yen of additional capital into Snow Corporation. As a result, the share of the Group decreased from 29.2% to 24.5% and the Group recognized dilution gain from changes in interest in associates and joint ventures of 870 million yen due to the third-party allotment. The Group’s carrying amount of investment in this associate was 4,050 million yen as of June 30, 2020.

Third-party allotment by LINE Games Corporation

In May 2020, LINE Games Corporation, associate of the Group, issued its new shares to a third-party. As a result, the share of the Group decreased from 49.5% to 48.4% and the Group recognized dilution gain from changes in interest in associates and joint ventures of 173 million yen in connection with the third-party allotment. The Group’s carrying amount of investment in this associate was 12,987 million yen as of June 30, 2020.

Acquisition of shares of DEMAE-CAN, Ltd.

The Group resolved at the board of directors’ meeting held on March 26, 2020 to take on new shares issued by DEMAE-CAN, Ltd. (“DEMAE-CAN“) through a third-party allotment and settled the payment of 15,000 million yen on April 24, 2020. As a result of the acquisition of new shares issued by DEMAE-CAN, the proportion of voting rights held by the Company increased from 21.7% to 35.9%. The carrying amount of Group’s investment in this associate was 19,448 million yen as of June 30, 2020.

Loss allowance on loan receivables from an associate

The expense for loss allowance on loan receivables from an associate of 1,000 million yen is included in the other non-operating expenses.

18.	Other Operating Expenses

Other operating expenses for the six-month period ended June 30, 2020 include point expenses, cost of goods and other expenses, amounting to 623 million yen, 2,590 million yen and 5,558 million yen, respectively, compared to the amounts for the six-month period ended June 30, 2019 of 2,546 million yen, 4,108 million yen and 862 million yen, respectively. The decreases in point expenses and cost of goods are due to a decrease in expenses in relation to LINE Points and a decrease in revenues in relation to LINE Friends, respectively. Other expenses mainly consist of the impairment loss recognized for right-of-use assets as well as property and equipment of 4,504 million yen in relation to LINE Friends for the six-month period ended June 30, 2020. Refer to Note 19 Impairment for more details on the impairment of LINE Friends.

19.	Impairment

Revenues related to the LINE Friends business have decreased due to a slowdown in manufacturing operations, a decrease in consumer spending and temporary closure of our offline stores as a result of the request by the authorities to refrain from going out unless doing so is essential and urgent. In response to the decrease in revenues of LINE Friends, the Group reviewed the business model of LINE Friends during the three-month period ended June 30, 2020 and decided to shift from the previous business model, with sales of merchandise from offline stores as the main distribution channel to a model with online store sales and license revenue as the main distribution channel.

With this business model change, the Group assessed whether there is any indication that right-of-use assets and property and equipment in connection with LINE Friends business within the Strategic business may be impaired and as a result, the Group determined that there were indications of impairment on these assets. The Group performed impairment tests on these assets by comparing the respective recoverable amounts with the carrying amounts.

As a result of reassessing LINE Friends’ business plan in the light of aforementioned business model change, impairment of right-of-use assets and property and equipment in the amounts of 4,194 million yen and 310 million yen, respectively, were recognized for the six-month period ended June 30, 2020. The impairment is included in Other operating expenses in the Interim Condensed Consolidated Statement of Profit or Loss for the six-month period ended June 30, 2020.

The recoverable amounts are estimated based on value in use calculated by applying a pre-tax discount rate to the estimated future cash flows. The estimated future cash flows, which are based on the financial budgets approved by the Group’s management, represent management’s best estimate, taking into account expected revenue growth rates, cost of goods sold ratio, and marketing expenses determined based on historical experience, internal and external information, as well as reassessment of LINE Friends’ business plan.

The significant assumptions used in the value in use calculations are as follows:

For the six-month period ended June 30, 2020
Pre-tax discount rate	8.17%-12.9%

20.	Subsequent Events

Issuance of Stock Warrant (Stock Option)

Pursuant to the resolution of the board of directors’ meeting held on March 26, 2020 and July 29, 2020, the Company is planning to grant stock warrants in the form of stock options (the LINE Corporation 26th stock option and the LINE Corporation 27th stock option) to directors of the Company and its outside directors on November 5, 2020, as well as stock warrants in the form of stock options (the LINE Corporation 28th stock option) to the employees of the Company and its subsidiaries on April 28, 2021.

Name of stock options	The LINE Corporation 26th Stock Option	The LINE Corporation 27th Stock Option
Title and number of grantees	Four of the Company’s directors	Three of the Company’s outside directors
Total number of stock options	30,240	240
Class and number of shares to be issued upon exercise of stock options	3,024,000 of common shares	24,000 of common shares
Value of property to be contributed upon exercise of stock options

The average closing price of the Company’s common stock in the month preceding the month in which the stock option is granted multiplied by 1.05, or the closing price of the grant day, whichever is higher.

Same as on the left
Fair value of stock options at the grant date	To be determined at the grant date	Same as on the left
Exercise period for stock options	From November 5, 2023 to November 5, 2030	Same as on the left

Name of stock options	The LINE Corporation 28th Stock Option
Title and number of grantees	The Company’s employees and the Company’s subsidiaries’ employees (Numbers of grantees have not been determined yet)
Total number of stock options	50,328
Class and number of shares to be issued upon exercise of stock options	5,032,800 of common shares
Value of property to be contributed upon exercise of stock options

The average closing price of the Company’s common stock in the month preceding the month in which the stock option is granted multiplied by 1.05, or the closing price of the grant day, whichever is higher.

Fair value of stock options at the grant date	To be determined at the grant date
Exercise period for stock options	From November 5, 2023 to November 5, 2030

Change of consolidated subsidiaries to associates

The Company resolved at the board of directors’ meeting held on May 27, 2020 to transfer its shares of LINE Digital Frontier Corporation, a consolidated subsidiary of the Company, to Webtoon Entertainment Inc. and executed the transfer on August 3, 2020 as a consideration for the acquisition of shares of Webtoon Entertainment Inc. As a result, the ownership ratio in Webtoon Entertainment Inc. and LINE Digital Frontier Corporation became 33.4%. Accordingly, LINE Digital Frontier Corporation and its subsidiary are accounted for associates under the equity method rather than as consolidated subsidiaries. The Group expects to record gains on loss of control of subsidiaries for the nine-month period ending September 30, 2020.

Merger of consolidated subsidiaries and changes in consolidated subsidiaries to associates

LINE Man Corporation Pte. Ltd., a consolidated subsidiary of the Group, has resolved at its board of directors’ meeting held on July 30, 2020 to execute an absorption type merger with Wongnai Media Pte. Ltd. and a third-party allotment of new shares in the amount of 110 million dollars. In the event that the merger and the third-party allotment are executed, the Company’s ownership in LINE Man Corporation Pte. Ltd. shall decrease from 100.0% to 45.6%, resulting LINE Man Corporation Pte. Ltd. and its subsidiary to be accounted for as associates under the equity method rather than as consolidated subsidiaries. The Group expects to record gains on loss of control of subsidiaries for the nine-month period ending September 30, 2020.

Capital injection of consolidated subsidiary

The Company passed resolution, at the board of directors’ meeting held on July 29, 2020, in approval of a capital injection of 85 billion Korean won from NAVER to LINE Friends Corporation, a subsidiary of the Group.

Tender offer

The Company resolved at the board of directors’ meeting held on August 3, 2020 to express, with respect to the tender offers to be made jointly by SoftBank Corp. (“SoftBank”) and NAVER, the controlling shareholder of the Company, or one of NAVER’s wholly-owned subsidiaries, consisting of a) a tender offer to be carried out in Japan to acquire all outstanding shares of common stock (the “Common Shares”), the share options and the convertible bonds (“Share Options” and “Convertible Bonds”) of the Company (the “Japan Offer”), and b) a tender offer to be carried out in the United States to acquire American depository shares (the “ADS”), which represents one Common Share (the “U.S. Offer”; and together with the Japan Offer the “Offers”), an opinion in support of the Offers, recommend that the Company’s shareholders and the holders of ADSs tender their Common Shares and ADSs into the Offers and defer to the judgment of the Share Options holders and Convertible Bond holders whether or not to tender their Share Options and Convertible Bond in the Offers.

It is noted that the board of directors adopted the aforementioned resolution based on the assumptions i) that it is contemplated that SoftBank, NAVER and the NAVER J. Hub Corporation, a wholly-owned subsidiary of NAVER, will become the sole shareholders of the Company through the Offers and a series of subsequent procedures, as well as ii) that the delisting of the Common Shares is scheduled.

1.	Outline of the Purchasers

(1) Outline of SoftBank

(1)	Company Name	SoftBank Corp.
(2)	Address	1-9-1 Higashi-shimbashi, Minato-ku, Tokyo, Japan
(3)	Name and title of representative	Ken Miyauchi, Representative Director, President & CEO
(4)	Description of business	Provision of mobile communications services, sale of mobile devices, provision of fixed-line telecommunications and an internet service provider
(5)	Capital	204,309 million yen (As of March 31, 2020)
(6)	Founded	December 9, 1986
(7)	Major shareholders and shareholding ratio (As of March 31, 2020)	SoftBank Group Japan Corporation	67.13%
		The Master Trust Bank of Japan, Ltd. (Trust Account)	2.25%
		Japan Trustee Services Bank, Ltd. (Trust Account)	1.54%
		Japan Trustee Services Bank, Ltd. (Trust Account 5)	0.77%
		STATE STREET BANK WEST CLIENT-TREATY 505234	0.57%
		STATE STREET BANK AND TRUST COMPANY 505103	0.51%
		Japan Trustee Services Bank, Ltd. (Trust Account 1)	0.39%
		Japan Trustee Services Bank, Ltd. (Trust Account 2)	0.36%
		Japan Trustee Services Bank, Ltd. (Trust Account 6)	0.31%
		Japan Trustee Services Bank, Ltd. (Trust Account 9)	0.31%
(8)	Relationship between the Company and the Purchaser (SoftBank)
	Capital relationship	Not applicable
	Personal relationship	Not applicable
	Business relationship	The Company is engaged in transactions with SoftBank with respect to the use of communications services, etc.
	Status as Related Party	SoftBank and the Company are not related parties to each other.

(2) Outline of NAVER J. Hub
(1)	Name	NAVER J. Hub Corporation
(2)	Address	2-10-44, Kamiosaki, Shinagawa-ku, Tokyo, Japan
(3)	Name and title of representative	Sang Jin Park, Representative Director
(4)	Description of business	Global AI investment and real estate leasing
(5)	Capital	50 million yen (As of August 3, 2020)
(6)	Founded	July 12, 2018
(7)	Major shareholders and shareholding ratio (As of August 3, 2020)	NAVER Corporation	100%
(8)	Relationship between the Company and the Purchaser (NAVER J. Hub)
Capital relationship

Not applicable. NAVER, the wholly-owning parent company of NAVER J. Hub, holds 174,992,000 Common Shares (which represent 72.45% of the total number of issued shares of the Company (241,544,142 shares) as of June 30, 2020) and is the parent company of the Company. NAVER also holds a portion of the Convertible Bonds.

Personal relationship

There are two people seconded from the Company to NAVER J. Hub. Mr. Hae Jin Lee, an executive officer of NAVER, the wholly-owning parent company of NAVER J. Hub, also serves as chairman of the Company’s board of directors.

Business relationship

Not applicable other than the fact that the Company leases equipment such as personal computers to NAVER J. Hub. The Company is engaged in transactions with NAVER, the wholly-owning parent company of NAVER J. Hub, with respect to advertising services, etc.

	Status as Related Party	As the Company and NAVER J. Hub have the same parent company, NAVER J. Hub is a related party of the Company.

2.	Purchase Price

(1) Common Share 5,380 yen per share

(2) Share Options

(i)	The “4th Series Share Options” and the “5th Series Share Options”

Share options issued based on the resolution of the board of directors’ meeting of the Company held on December 11, 2013 (The exercise period shall be from December 17, 2015 to December 16, 2023) for 1 yen per share;

(ii)	The “7th Series Share Options” and the “8th Series Share Options”

Share options issued based on the resolution of the board of directors’ meeting of the Company held on February 5, 2014 (The exercise period shall be from February 8, 2016 to February 5, 2024) for 1 yen per share;

(iii)	The “10th Series Share Options” and the “11th Series Share Options”

Share options issued based on the resolution of the board of directors’ meeting of the Company held on August 1, 2014 (The exercise period shall be from August 9, 2016 to August 8, 2024) for 1 yen per share;

(iv)	The “13th Series Share Options” and the “14th Series Share Options”

Share options issued based on the resolution of the board of directors’ meeting of the Company held on September 30, 2014 (The exercise period shall be from November 1, 2016 to October 31, 2024) for 1 yen per share;

(v)	The “16th Series Share Options”, the “17th Series Share Options”, the “18th Series Share Options” and the “19th Series Share Options”

Share options issued based on the resolution of the board of directors’ meeting of the Company held on January 30, 2015 (The exercise period shall be from February 4, 2017 to February 3, 2025) for 1 yen per share;

(vi)	The “20th Series Share Options”

Share options issued based on the resolution of the board of directors’ meeting of the Company held on June 26, 2017 (The exercise period shall be from July 18, 2018 to July 18, 2027) for 1 yen per share;

(vii)	The “22nd Series Share Options”, the “23rd Series Share Options” and the “24th Series Share Options”

Share options issued based on the resolution of the board of directors’ meeting of the Company held on July 9, 2019 (The exercise period shall be from July 29, 2022 to July 8, 2029) for 1 yen per share; and

(viii)	The “25th Series Share Options”

Share options issued based on the resolution of the board of directors’ meeting of the Company held on July 9, 2019 and March 30, 2020 (The exercise period shall be from July 29, 2022 to July 8, 2029) for 1 yen per share.

(3) Convertible bonds

(i)	Euroyen convertible bonds due 2023 issued pursuant to the resolution of the board of directors’ meeting of the Company held on September 4, 2018 for 7,203,820 yen per face value of 10,000,000 yen; and

(ii)	Euroyen convertible bonds due 2025 issued pursuant to the resolution of the board of directors’ meeting of the Company held on September 4, 2018 for 7,155,400 yen per face value of 10,000,000 yen.

(4) Depositary receipts for share certificates

American depositary shares that are registered and issued by JP Morgan Chase Bank, N.A. in the United States and listed on the New York Stock Exchange, representing the title to one Common Share deposited with Mizuho Bank, Ltd., which is the custodian bank of the underlying shares for 5,380 yen per ADS.

3.	Date of Public Notice of Commencement of the Offers

August 4, 2020 (Tuesday)

4.	Period of the Offers

From August 4, 2020 (Tuesday) through September 15, 2020 (Tuesday) (30 Business Days)

2.	Others

Not applicable.

B.	Information on guarantors

Not applicable.